Exhibit 99.30

FIELD TRIP HEALTH LTD.

Annual Information Form
For the Year Ended March 31, 2020

Dated: October 23, 2020

TABLE OF CONTENTS

GENERAL	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	4
MARKET AND INDUSTRY DATA	7
GLOSSARY OF TERMS	8
CORPORATE STRUCTURE	13
Name, Address and Incorporation	13
Intercorporate Relationships	14
GENERAL DEVELOPMENT OF THE BUSINESS	14
History of the Company	15
Events Since Completion of Qualifying Transaction	17
DESCRIPTION OF THE BUSINESS	18
Annual Financial Information of Newton	25
Annual Financial Information of Field Trip	26
The Company’s Pro Forma Financial Information	26
Business Objectives of the Company	26
Significant Events or Milestones of the Company	27
Principal Products and Services	28
Psychedelic Therapy Market	28
Marketing Plans and Strategies	29
Business Model	30
Intellectual Property	30
Cyclical or Seasonal Impacts	31
Environmental Protections	31
Number of Employees	32
Reorganizations	32
RISK FACTORS	32
DIVIDENDS AND DISTRIBUTIONS	48
DESCRIPTION OF CAPITAL STRUCTURE	48
MARKET FOR SECURITIES	49
Trading Price and Volume	49
Prior Sales	50
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	51

DIRECTORS AND EXECUTIVE OFFICERS	51
Name, Occupation and Security Holding	51
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	57
Conflicts of Interest	57
PROMOTERS	58
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	58
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	58
AUDITOR, TRANSFER AGENT AND REGISTRAR	58
MATERIAL CONTRACTS	58
AUDIIT COMMITTEE INFORMATION	59
INTERESTS OF EXPERTS	59
ADDITIONAL INFORMATION	59

GENERAL

In this Annual Information Form (this “AIF”), unless otherwise noted or the context indicates otherwise, references to “Field Trip”, the “Company”, “we”, “us” and “our” refer to Field Trip Health Ltd. and its direct and indirect subsidiaries.

All financial information in this AIF is prepared in Canadian dollars and using International Financial Reporting Standards as issued by the International Accounting Standards Board. Unless otherwise noted herein, this AIF applies to the business activities and operations of the Company for the year ended March 31, 2020, as updated to October 23, 2020, unless otherwise indicated.

All dollar amounts in this AIF are expressed in Canadian dollars, except as otherwise indicated. References to US$ or “U.S. dollars” are to United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information provided in this AIF, including information incorporated by reference, may contain “forward-looking statements” about the Company. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning the Company’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Forward-looking statements in this AIF include statements related to:

•	the impact of the COVID-19 pandemic;

•	the business objectives of the Company and its research and development activities;

•	the acceptance in the medical community of ketamine and other psychedelic substances as effective treatment for depression, PTSD, addiction and other mental health conditions;

•	the funds available to the Company and the use of such funds;

•	the ability of the Company to operate as a going concern if there are any changes in laws or regulatory requirements;

•	the healthcare industry in Canada and the United States;

•	patient acceptance and referrals to the Company’s clinics;

•	the approval of regulatory bodies of psychedelic substances other than ketamine, including MDMA and psilocybin, for the treatment of various health conditions;

•	the ability of the Company to complete and operate the Jamaica Facility;

•	the ability of the Company to complete and operate its clinical expansion plan;

•	the ability of the Company to achieve anticipated revenues from its operations;

•	the ability of the Company to secure qualified employees, contractors and other required personnel;

•	the ability of the Company to complete and operate the New York Clinic, California Clinic, Chicago Clinic and additional clinics;

•	the ability of new clinics to offer technology-enabled, Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy services;

•	the ability of the Company to develop proper protocols to incorporate the use of additional psychedelic medicines as they are legalized and approved for use;

•	the development, patentability and viability of FT Discovery molecule FT-104;

•	the ability of FT Discovery to translate and utilize patient data to design new molecules to improve future patient outcomes;

•	the ability of the Company to prepare sufficient new drug application, as required, prior to initiating any additional clinical trials for FT-104;

•	the ability of the Company to enroll an increasing number of patients to meet eligibility requirements in a scenario where FT-104 advances to clinical testing and through to more complex clinical trials;

•	the ability of the Company to obtain regulatory approvals prior to each clinical trial;

•	the development and launch of the Trip App;

•	the ability to develop and launch the Patient Portal;

•	the ability of the Company to provide effective management services to physicians owning physician-owned clinics;

•	the ability of the Company to generate patient member growth;

•	compliance with applicable laws and the ability to obtain any permits or other authorizations that may be required in the future;

•	the expected adoption of any incentive option plans or other equity incentive plans;

•	the expected entry into any employment contracts;

•	controlled substances laws; and

•	reliance on third parties.

The forward-looking statements contained herein are based on certain key management expectations and assumptions, including with respect to expectations and assumptions concerning: (i) receipt of required shareholder and regulatory approvals in a timely manner or at all; (ii) receipt and/or maintenance of required licenses and third party consents in a timely manner or at all; and (iii) the success of the operations of the Company.

Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to: the ability of the Company to secure additional financing for current and future operations and capital projects, as needed; the Company’s dependence on management and key personnel; general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in the Company’s industry; foreign currency exchange rate fluctuations and its effects on the Company’s operations; the risks and costs associated with being a publicly traded company, the market demand for the Common Shares, and the liquidity and dilution of the Common Shares; the impact of the COVID-19 pandemic; the Company’s limited operating history; the speculative nature of an investment in the Common Shares; risks inherent in the nature of the health clinic industry; non-compliance with laws; medical personnel operating out of Company’s clinics; unfavourable publicity or consumer perception; patient acquisitions; development risks; substantial risks of regulatory or political change; the ability to obtain necessary government permits and licences; ketamine as a pharmaceutical; non-referral of patients; negative cash flow from operating activities; management of growth; dependence on management team; reliance on third parties; intellectual property; competition; litigation; insurance coverage; the Company being a holding company; a significant number of Common Shares being owned by a limited number of existing shareholders; the industry being difficult to forecast; market volatility; use of funds; conflicts of interest; enforcement of legal rights; emerging market risks; agriculture risks; violations of laws and regulations related to drug development; reliance on third parties for drug development; ability to produce commercial grade pharmaceuticals; clinical testing; regulatory approval process; cyber-attacks; reliance upon insurers and governments; difficulty in enforcing judgments and effecting service of process on directors and officers; any other risks described in this AIF and described from time to time in documents filed by the Company with Canadian securities regulatory authorities; and other factors beyond the Company’s control.

Such risks and uncertainties are further described under the heading “Risk Factors” in this AIF. Although the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Consequently, all forward-looking statements made in this AIF and other documents of the Company are expressly qualified by such cautionary statements and there can be no assurance that the anticipated results or developments will actually be realized or, even if realized, that they will have the expected consequences to or effects on the Company. The forward-looking statements in this AIF are made as at the date hereof, and the Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required under applicable Canadian securities laws.

Foreign Currency Information

The Company’s expenses are denominated in Canadian dollars and some of its operations are in the U.S. and Jamaica. The Company’s current exposure to exchange rate fluctuations is minimal since, to date, its primary activities have not resulted in material exposure to foreign currency risk.

MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources. The Company does not intend, and undertakes no obligation, to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as, and to the extent required by, applicable Canadian securities laws.

GLOSSARY OF TERMS

In addition to terms defined elsewhere in this AIF, the following terms, when used in this AIF, will have the following meanings (unless otherwise indicated):

“ABCA” means the Business Corporations Act (Alberta), as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“Agency Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Agents” has the meaning set out in General Development of the Business – History of the Company.

“Agents’ Shares” has the meaning set out in General Development of the Business – History of the Company.

“Agents’ Warrants” has the meaning set out in General Development of the Business – History of the Company.

“Amalgamation Agreement” means the amalgamation agreement dated August 21, 2020 between Newton, Field Trip and Subco.

“Associate” has the meaning set out in Section 1(1) of the Securities Act (Ontario), RSO 1990, c. S.5.

“Board” means the board of directors of Newton prior to the Transaction and the board of directors of the Company following the Transaction.

“CA Medical Board” has the meaning set out in Description of the Business – Principal Products and Services – Psychedelic Therapy Market.

“California Clinic” has the meaning set out in General Development of the Business – History of the Company.

“CBCA” means the Canada Business Corporations Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“CDSA” means the Controlled Drugs and Substances Act, as from time to time amended or re-enacted, and includes any regulations made pursuant thereto.

“cGMP” has the meaning set out in Risk Factors – Reliance on Third-Parties – Drug Development.

“Chicago Clinic” has the meaning set out in General Development of the Business – History of the Company.

“CIPO” means Canadian Intellectual Property Office.

“Clinics” means collectively, the Toronto Clinic, the New York Clinic, the Chicago Clinic, and the California Clinic and, as the context requires, any other clinics of the Company established in the future.

“CMO” has the meaning set out in Risk Factors – Reliance on Third-Parties – Drug Development.

“Common Shares” means common shares in the capital of the Company.

“Company” means Field Trip Health Ltd., a company existing under the CBCA, being Newton after the completion of the Transaction, on a consolidated basis which carries on the business and operations of Field Trip, following the Transaction.

“Company Option” means the option to purchase Common Shares granted pursuant to the Company Option Plan.

“Company Option Plan” means Field Trip’s stock option plan, as adopted by the Company.

“Company Preferred Shares” means preferred shares in the capital of the Company.

“Company Warrants” means warrants to purchase Common Shares.

“Continuance” has the meaning set out in Corporate Structure – Name, Address and Incorporation.

“CPSO” has the meaning set out in Risk Factors – Ketamine as a Pharmaceutical.

“CSE” means the Canadian Securities Exchange.

“EPO” means the European Patent Office.

“Escrow Agreement” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.

“Escrowed Securities” has the meaning set out in Escrowed Securities and Securities Subject to Contractual Restriction on Transfer.

“FDA” has the meaning set out in Description of the Business.

“Field Trip” means Field Trip Psychedelics Inc., prior to giving effect to the Transaction, a company existing under the CBCA via articles of incorporation dated April 2, 2019 as amended on October 10, 2019, January 17, 2020 and January 28, 2020, and, where applicable, each subsidiary thereof.

“Field Trip Class B Shares” means Class B shares in the capital of Field Trip.

“Field Trip Common Shares” means Class A shares in the capital of Field Trip.

“Field Trip Options” means the issued and outstanding options of Field Trip exercisable for Field Trip Common Shares.

“Field Trip USA” means Field Trip Health USA Inc., a company existing under the laws of Delaware, incorporated via articles of incorporation on July 22, 2019 as amended on August 19, 2020, a wholly owned subsidiary of Field Trip prior to the Transaction and an indirect wholly-owned subsidiary of the Company following the Transaction.

“FT Discovery” has the meaning set out in General Development of the Business –History of the Company.

“FT Private Placement” has the meaning set out in General Development of the Business –History of the Company.

“FT-104” has the meaning set out in General Development of the Business –History of the Company.

“FTNP” means Field Trip Natural Products Limited, a company existing under the laws of Jamaica, as incorporated on August 7, 2019, a wholly-owned subsidiary of Field Trip prior to the Transaction and an indirect wholly-owned subsidiary of the Company following the Transaction.

“GLP” has the meaning set out in Risk Factors – Reliance on Third-Parties – Drug Development.

“HC” means Health Canada.

“HHP” means the Heroic Hearts Project, an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies.

“HPFB” has the meaning set out in Description of the Business – Research and Development – Canada.

“IAPP” has the meaning set out in Directors and Executive Officers.

“IDFPR” has the meaning set out in Description of the Business – Principal Products and Services – Psychedelic Therapy Market.

“IND” has the meaning set out in Risk Factors – Clinical Testing.

“Insider” when used in relation to an Company, means: (a) a directors or senior officer of the Company, (b) a director or senior officer of a company that is an Insider or subsidiary of the Company, (c) a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, and (d) the Company itself if it holds any of its own securities.

“ISO” has the meaning set out in General Development of the Business –History of the Company.

“Jamaica Facility” has the meaning set out in General Development of the Business –History of the Company.

“JMH” means the Jamaica Ministry of Health.

“Ketamine-Enhanced Psychotherapy” or “KEP” means a clinic-based treatment that combines the administration of ketamine with psychotherapy sessions. These sessions are conducted with medical and psychological support and may include therapy-enhancing tools such as music.

“Listing Date” means the date of listing of the Common Shares on the CSE.

“Listing Statement” means the CSE Form 2A Listing Statement dated October 1, 2020, as filed on SEDAR October 5, 2020, which has been filed as required in accordance with the policies of the CSE.

“Milestone Shares” has the meaning set out in General Development of the Business – History of the Company.

“NDA” has the meaning set out in Description of the Business – Research and Development – United States.

“NDS” has the meaning set out in Description of the Business – Research and Development – Canada.

“mg/kg” A milligram per kilogram of the body weight of the subject person.

“New York Clinic” has the meaning set out in General Development of the Business – History of the Company.

“Newton” means Newton Energy Corporation, as a company existing, prior to the Transaction, under the ABCA via articles of amalgamation dated September 30, 2008, as amended on September 30, 2020 in connection with the Transaction.

“Newton Common Shares” means common shares in the capital of Newton prior to the Transaction.

“NY Medical Board” has the meaning set out in Description of the Business - Psychedelic Therapy Market.

“NYCRR” has the meaning set out in Description of the Business - Psychedelic Therapy Market.

“NYEL” has the meaning set out in Description of the Business - Psychedelic Therapy Market.

“NYOP” has the meaning set out in Description of the Business - Psychedelic Therapy Market.

“OHIP” has the meaning set out in Description of the Business.

“OHPIP” has the meaning set out in Risk Factors – Ketamine as a Pharmaceutical.

“Patient Portal” has the meaning set out in Description of the Business – Principal Products and Services.

“PC Clinics” has the meaning set out in General Development of the Business – History of the Company.

“PC Committee” has the meaning set out in General Development of the Business – History of the Company.

“PCT” has the meaning set out in Description of the Business - Research and Development - Patent Cooperation Treaty.

“person” means a company, a partnership, a trust or individual.

“Psilocybin Research” has the meaning set out in General Development of the Business – History of the Company.

“PTSD” means post-traumatic stress disorder, as defined in Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition.

“Research Agreement” has the meaning set out in General Development of the Business – History of the Company.

“Reverse Takeover” has the meaning set out in National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators.

“Subco” means Newton Energy Subco Limited, a company existing under the CBCA, as incorporated on July 24, 2020 solely for the purpose of completing the Transaction, and is a wholly-owned subsidiary of Newton prior to the Transaction.

“Toronto Clinic” has the meaning set out in General Development of the Business – History of the Company.

“Transaction” means the three-cornered amalgamation among Newton, Field Trip and Subco pursuant to the terms of the Amalgamation Agreement, which constituted a Reverse Takeover of Newton by Field Trip.

“Trip App” has the meaning set out in General Development of the Business – History of the Company.

“TPD” has the meaning set out in Description of the Business – Research and Development - Canada.

“TSXV” means the TSX Venture Exchange Inc.

“USPTO” means the United States Patent and Trademark Office.

“UWI” has the meaning set out in General Development of the Business – History of the Company.

“WIPO” means the World Intellectual Property Organization.

CORPORATE STRUCTURE

Name, Address and Incorporation

Field Trip Health Ltd. (the “Company”) was formed on September 30, 2008, pursuant to an amalgamation under the ABCA and adopted the name “Newton Energy Corporation”.

On September 30, 2020, in connection with the Transaction, Newton: (i) consolidated its outstanding Newton Common Shares on an eight (8) old for one (1) new basis; and (ii) filed an articles of amendment under the ABCA to change its name from Newton to “Field Trip Health Ltd.”

Upon closing of the Transaction, on October 1, 2020: (i) the Company (then Newton) and Field Trip Psychedelics Inc. (“Field Trip”) completed a series of transactions resulting in a reorganization of Field Trip and the Company and pursuant to which the Company became the direct parent and sole shareholder of Field Trip; (ii) the Company changed its year end from December 31 to March 31; and (iii) the Company was continued under the CBCA by Certificate and Articles of Continuance (the “Continuance”).

In connection with the Continuance, the Company adopted new by-laws which included an advance notice provision, which stipulates the requirement to provide advance notice to the Company in circumstances where nominations of persons for election to the Board are made by the Company shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA. Company shareholders approved and ratified the advance notice provision on September 23, 2020.

The Transaction constituted a Reverse Takeover of the Company by Field Trip under applicable securities laws.

The Newton Common Shares were listed on the NEX board of the TSXV until September 30, 2020, when they were delisted from the TSXV in connection with the completion of the Transaction. The Company’s Common Shares commenced trading on the CSE on October 6, 2020, under the symbol “FTRP”.

The Company’s registered office and head office is located at 30 Duncan Street, Suite 401, Toronto, ON M5V 2C3.

Intercorporate Relationships

The following table describes the subsidiaries of the Company, their place of incorporation, continuance or formation, and the percentage of the outstanding voting securities of each subsidiary that are beneficially owned, controlled or directed by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

Prior to the closing of the Transaction, and in the three most recently completed financial years, Newton had no active business, did not generate revenue from operations and had no source of revenue.

In connection with the completion of the Transaction on October 1, 2020:

•	the Company acquired all of the shares of Field Trip from the holders thereof in exchange for the issuance of Common Shares on a one-for-one basis, and all existing convertible securities of FTP became convertible or exercisable into Common Shares rather than into shares of Field Trip;

•	the existing directors and officers of the Company resigned and were replaced with nominees of Field Trip;

•	the financial year end of the Company became March 31, being the financial year end of Field Trip;

•	MNP LLP, being the auditor of Field Trip, was appointed as the auditor of the Company; and

•	Field Trip became a wholly-owned subsidiary of the Company and the business of Field Trip became the business of the Company.

Additional details regarding the Transaction and the business of the Company can be found in the Company’s Listing Statement as filed on SEDAR on October 5, 2020.

History of the Company

On August 20, 2019, Field Trip entered into a letter of intent with the University of West Indies at Mona, Jamaica (“UWI”), to establish and operate a clinical laboratory and research facility (the “Jamaica Facility”) within the UWI premises in order to conduct research and cultivation of psilocybin mushrooms, botanicals and other related fungi (the “Psilocybin Research”). The Psilocybin Research is not in contravention of local laws in Jamaica and the Company has received a legal opinion from local counsel confirming the same with respect to the Psilocybin Research. In addition, the Minister of Health & Wellness of Jamaica has delivered a letter to the Company stating his support for the Company’s operations in Jamaica. We reiterate that the Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. Psilocybin is currently a Schedule III drug under the CDSA and it is a criminal offence to possess substances under the CDSA without a prescription. Health Canada has not approved psilocybin as a drug for any indication.

On October 3, 2019, Field Trip filed a provisional patent with the USPTO (Appl 62,909,931; October 3, 2019) relating to certain hallucinogenic compositions. No further scientific data has been generated to support the invention. Field Trip has decided that the examples and content are likely insufficient to gain patent approval, but the nature of the invention warrants further investigation. Field Trip has decided to allow the current filing to lapse and may choose to refile at some time in the future when additional information and data support is available.

On November 28, 2019, Field Trip entered into a lease agreement for its first Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in Toronto, Ontario (the “Toronto Clinic”). Construction of the Toronto Clinic began in December 2019. On March 4, 2020, Field Trip opened the Toronto Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

On February 14, 2020 Field Trip entered into a lease agreement for its Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in New York, New York (the “New York Clinic”). Construction of the New York Clinic began in February 2020. In August 2020, Field Trip opened the New York Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

On April 6, 2020, Field Trip entered into the definitive research agreement with UWI (the “Research Agreement”), whereby Field Trip agreed to lease property from UWI on which to construct the Jamaica Facility, where it will carry out the Psilocybin Research, and engaged UWI to assist Field Trip in the Psilocybin Research. Under the Research Agreement, Field Trip agreed to contribute up to US$1,000,000 for initial capital for the Jamaica Facility and Psilocybin Research and a total of US$100,000 to fund student development initiatives at UWI over a 36-month period. UWI has agreed to provide personnel selected by Field Trip to assist it in the Psilocybin Research and Field Trip shall be responsible for the costs of labour, laboratory supplies, technical assistance and other charges directly related to the Psilocybin Research provided by UWI, plus 15%. All equipment, machinery, data and other property purchased by FTNP, and all intellectual property and discoveries developed through the Psilocybin Research, remain the sole and exclusive property of FTNP. In the event that Field Trip develops and commercializes the intellectual property developed at the Jamaica Facility, UWI shall receive a royalty of 2% of the net sales from any products developed utilizing such intellectual property. In connection with entering into the Research Agreement, Field Trip launched a new research and drug development business segment, entitled Field Trip Discovery (“FT Discovery”). FT Discovery is an umbrella term used by the Company to divide its personnel between those involved with the clinical operations of the Company’s business and those involved in the research and development operations of the Company’s business. The term “Field Trip Discovery” will also be used as a marketing and branding tool to support the Company’s research and development operations and the Company has applied for a trademark in Canada for the term “Field Trip Discovery”.

FTNP’s current research site at UWI is a dedicated area within UWI’s Natural Products Institute. Initial work has been carried out at this temporary location, focused primarily on the creation of a genetic library and cultivation of various psychoactive species of fungi for research purposes. This space has also been used to train local personnel who are anticipated to become full time employees at Field Trip upon completion of their doctoral degrees by the end of 2020.

It is anticipated that the Jamaica Facility, a larger, 2,072 square foot standalone research laboratory, which is nearing completion, will open in October 2020 on the UWI campus with renovation costs amounting to a total of approximately US$300,000, most of which has already been advanced by the Company. The Jamaica Facility will be dedicated to the study of psychoactive fungi., specifically the cultivation, extraction and analysis of the psychoactive molecules contained within the mycelia and fruiting bodies of these complex organisms with a view to identifying and quantifying psilocybin and other tryptamine analogues that may play a role in the psychedelic experience and serve as promising candidates for drug development. It is anticipated that the research at the Jamaica Facility will be conducted by on-site employees with the support of the Company.

FT Discovery is also developing a molecule called FT-104 (“FT-104”). Field Trip believes that FT-104 is unique and patentable in Canada and the United States and has received advice from counsel in Canada confirming such belief. Field Trip filed a provisional patent with the USPTO (Appl 63,045,901; June 30, 2020) with claims that include FT-104 structures and uses. Experimental evidence has been achieved and continues to be a focus of efforts in order to further support the concepts within the invention. The Company intends to file a utility patent with the USPTO and under the PCT prior to the lapse of this provisional patent on June 12, 2021. FT-104 is in the pre-clinical development stage, optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021. No assurances can be given that Field Trip will be able to meet this timeline or that FT-104 will be a viable molecule.

Field Trip has designed a mobile software application that will be available in for both iOS and Android devices (the “Trip App”). The Trip App is designed to provide users with a framework and tools for self-directed consciousness-expanding activities. The Trip App features mood tracking, personalized music, trip record keeping, guided journaling, voice recording, and mindfulness content. The Trip App is functional and operational and the Company is currently in the process of obtaining feedback from a select set of users before a larger public launch. The Company anticipates making the Trip App available to the general public by the end of October.

On June 2, 2020, Field Trip entered into a share purchase agreement with Darwin, Inc. and FTNP (the “Jamaica SPA”), whereby Field Trip agreed to acquire the remaining 22.22% interest in FTNP that it did not already own in exchange for the issuance of 1,200,000 Common Shares, issuable on the achievement by FTNP of certain milestones (the “Milestone Shares”). Upon execution of the Jamaica SPA, Field Trip acquired 100% ownership of FTNP. The Milestone Shares are issuable as follows: (i) 600,000 Milestone Shares upon FTNP commencing research under the Research Agreement at the Jamaica Facility, which occurred on September 21, 2020; (ii) 150,000 Milestone Shares on June 3, 2021; and (iii) 450,000 Milestone Shares issuable on a prorated quarterly basis over 36 months, commencing on the first calendar quarter following June 3, 2021; provided in each case that the lease for the Jamaica Facility and the Research Agreement have not been terminated.

On June 5, 2020 Field Trip entered into a lease agreement for its Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy clinic in Santa Monica, California (the “California Clinic”). Construction of the California Clinic began in June 2020. In September 2020, Field Trip opened the California Clinic and began conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

On July 21, 2020 Field Trip entered into lease agreement for an additional clinic to be developed in Chicago, Illinois (the “Chicago Clinic”). Field Trip expects that the Chicago Clinic will be operational in November 2020 and will offer Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy, and psychedelic-integration psychotherapy. The estimated cost of the renovations and furnishings of the Chicago Clinic is US$200,000.

The table below sets forth material terms of the lease agreements for each Clinic.

Location	Size (Sq Foot)		Gross Monthly Rent(1)			Expiry	Status
Toronto, Ontario	8,231	(1)		$20,577		Oct 2023	Operational
New York, NY	4,500		US$	26,000		July 2022	Operational
Santa Monica, CA	5,200		US$	20,000		June 2030	Operational
Chicago, IL	4,145		US$	9,000	(2)	June 2031	Operational

Notes:
(1) Includes approximately 4,100 square feet for Field Trip’s headquarters. (2) Gross monthly rent will be $15,500 from October 1, 2021.

On August 14, 2020, Field Trip completed a brokered private placement offering of 5,516,724 Field Trip Common Shares at a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $11,033,448 (the “FT Private Placement”). The FT Private Placement was completed pursuant to an agency agreement (the “Agency Agreement”) among Field Trip, and the agents in the FT Private Placement (the “Agents”). The net proceeds of the FT Private Placement will be used for funding of the FT Discovery drug discovery & development program, to develop the Company’s clinics & marketing, to fund research & development at the Jamaica Facility, for technology & innovation, and for general working capital purposes. In connection with the closing of the FT Private Placement the compensation payable to the Agents included the issuance of: (i) an aggregate of 299,753 warrants (the “Agents’ Warrants”), each of which is exercisable into one Field Trip Common Share at an exercise price of $2.00 per Field Trip Common Share until August 14, 2022; and (ii) an aggregate of 55,167 Field Trip Common Shares (the “Agents’ Shares”) at a deemed price of $2.00 per Field Trip Common Share.

On September 21, 2020, Field Trip completed a follow on financing on the same terms as the FT Private Placement (the “September Offering”). In connection with the September Offering, Field Trip issued an aggregate of 816,932 Field Trip Common Shares a price per Field Trip Common Share of $2.00 for aggregate gross proceeds of $1,633,864.

Events Since Completion of Qualifying Transaction

In conjunction with the closing of the Transaction, the Company amended its stock option plan on October 6, 2020. The maximum number of common shares reserved for issuance under the Company Option Plan pursuant to options not intended as incentive stock options (“ISOs”) shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis. The maximum number of Common Shares reserved for issuance under the Company Option Plan pursuant to ISOs is 7,500,000. For the avoidance of doubt, long-term incentive options are excluded from the Company Option Plan maximum. Common Shares in respect of Company Options that have been exercised, cancelled, surrendered, or terminated or that expire without being exercised shall again be available for issuance under the Company Option Plan.

On October 8, 2020, the Company added Andrew Weil, M.D., to its medical advisory board. Dr. Weil will provide the Company with medical advice and expertise on healing-oriented approaches to healthcare, as well as guidance on extending the influence and reach of psychedelic therapies.

On October 14, 2020, the Company and the Heroic Hearts Project (“HHP”), an international non-profit organization that connects military veterans struggling with mental trauma to psychedelic therapies, entered into a strategic relationship to increase access to, and awareness of, psychedelic therapies for veteran’s struggling from mental health disorders such as PTSD. Under the terms of the relationship, HHP will be conducting active outreach and education programs for military veterans about the therapeutic potential of ketamine-assisted psychotherapy.

On October 15, 2020, the Company established a Professional Corporation (PC) Advisory Committee (the “PC Committee”). The primary mandate of the PC Committee is to (a) provide strategic advice with respect to the structure of clinics as professional corporations (“PC Clinics”) and the protocols for operations of the PC Clinics established by the Company, (b) initiate, monitor and report on implementation of the Company’s policies within the PC Clinics, and (c) periodic review and advice concerning performance of their respective PC Clinics. The PC Committee must be comprised of a minimum of three physicians, psychologists or psychotherapists of who own a professional corporation or other corporate vehicle which operates a Field Trip branded clinic. The PC Committee members include Ryan Yermus, Dr. Ben Medrano and Dr. Randy Scharlach.

On October 22, 2020, Field Trip opened the Chicago Clinic and will begin conducting initial consultations with patients who were interested in ketamine as a treatment for depression symptoms.

DESCRIPTION OF THE BUSINESS

The Company’s business is premised on a growing body of research that psychedelics can be a new way to treat a myriad of mental health conditions, including depression and addiction. Through the Company’s existing Clinics and its contemplated expansion of physical clinic locations in other jurisdictions, the Company seeks to create a North American brand of trusted clinics for Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy, enabling patients to more effectively and affordably address depression, anxiety, addiction and other conditions. The Company also intends to seek merger and acquisition opportunities where possible, in order to accelerate its business expansion plans and drive value.

Details of the Clinics are as follows:

Location	Size (Sq Foot)	Number of Treatment Rooms	Monthly Patient Capacity(1)
Toronto, Ontario	4,000	6	60
New York, NY	4,500	7	75
Santa Monica, CA	5,200	6	60
Chicago, IL	4,145	6	60

Notes:

(1)	A Field Trip treatment center with 6 treatment rooms has a current monthly capacity of approximately 60 new patients completing an entire standard KEP protocol each month, or approximately 1,300 treatment hours.

Depression is the leading cause of disability worldwide.1 According to Statistics Canada’s 2012 Canadian Community Health Survey on Mental Health, 4.7% of the Canadian population aged 15 years and over reported experiencing major depression over the previous 12 months. In the United States, recent estimates show 16 million adults had an episode of major depression in the course of a year.2

1 World Health Organization, Depression – Fact Sheet, January 30, 2020 (available at https://www.who.int/news-room/fact-sheets/detail/depression).

2 National Institute of Mental Health, Mental Health Information > Statistics >Major Depression Last Updated: February 2019 (available at https://www.nimh.nih.gov/health/statistics/major-depression.shtml).

Ketamine is a dissociative psychedelic that has unique effects on the body and mind. It has a high safety profile and has been legally used as an anesthetic since the 1970s. A series of studies in the early 2000s showed ketamine’s effectiveness as an antidepressant, and it is now used in Canada as a doctor-prescribed, off-label treatment for mental health conditions. While the use of sublingual lozenges of ketamine to treat depression and other mental health concerns is considered “off-label”, the use of ketamine is legal under medical supervision. In March 2020, the United States Food and Drug Administration (the “FDA”) approved a ketamine-based treatment for depression.3 Ketamine-based treatment is a new approach for treating depression, a condition the World Health Organization has labeled the leading cause of disability worldwide4, and represents the first approval for a genuinely new type of psychiatric drug for any condition to be brought to market in more than 30 years.5

In 2000, researchers found that ketamine had strong, fast-acting and lasting effects on depression. In a randomized, placebo-controlled, crossover design study, patients with depression received 0.5 mg/kg of ketamine or saline on the first day of testing. Treatments were switched one week later. Researchers found that the antidepressant effects of ketamine began within 4 hours, peaked at 72 hours, and lasted for 1 to 2 weeks thereafter. In a 2006 study, this finding was replicated in an independent group of 18 patients with major depressive disorder who were resistant to other treatments. Compared with participants who received a placebo, those who received ketamine showed significant improvement in symptoms within 110 minutes, with 35% maintaining significant response for at least 1 week.6 In subsequent years, results from a number of placebo-controlled studies revealed that ketamine is largely effective in treatment of bipolar disorder and treatment-resistant major depressive disorder, and produces antisuicidal and anti-anhedonic effects in mood disorders.7 See also, Research and Development below.

Ketamine-Enhanced Psychotherapy is conducted at lower doses of ketamine than what is used in anaesthesia and in a safe setting alongside psychotherapy.

The Company, currently operates the Toronto Clinic, the New York Clinic and the California Clinic, and is in the process of renovating the Chicago Clinic. The Chicago Clinic is expected to be operational in November 2020. The estimated costs for the renovations and furnishings of the Chicago Clinic are US$200,000, of which $nil has already been advanced.

The Company is also exploring opportunities to establish and develop additional clinics in Canada and the United States and establish clinics in Europe. It is intended that all clinics, where permissible, will offer technology-enabled, Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy utilizing the Company’s custom protocol while under the supervision of medical professionals. The Company believes that some corporations may reduce their space requirements as a consequence of permitting employees to work-from-home and, as such, the Company may be able to lease and build clinical space at favourable rates. Further, as an alternative to building new clinics, the Company may acquire or enter into service relationships with existing clinics that deliver mental health services. The establishment of additional clinics or the establishment of service relationships will be funded by either available funds or debt or equity financings, based on the capital needs and requirements of the Company at the time of the acquisition. Details regarding the current expansion plans of the Company are discussed in Significant Events or Milestones below.

3 FDA News Release: FDA approves new nasal spray medication for treatment-resistant depression; available only at a certified doctor’s office or clinic, March 5, 2019 (available at https://www.fda.gov/news-events/press-announcements/fda-approves-new-nasal-spray-medication-treatment-resistant-depression-available-only-certified).

4 Depression – Fact Sheet, supra note 1.

5 Makin, Simon. Behind the Buzz: How Ketamine Changes the Depressed Patient’s Brain. Scientific American, April 12, 2019, (available at www.scientificamerican.com/article/behind-the-buzz-how-ketamine-changes-the-depressed-patients-brain/.

6 Zarate CA Jr, Singh JB, Carlson PJ, et al. A randomized trial of an N-methyl-D-aspartate antagonist in treatment-resistant major depression. Arch Gen Psychiatry.2006;63(8):856-64

7 Ketamine and Future Depression Treatments. Psychiatry Advisor, October 16, 2019, (available at www.psychiatryadvisor.com/home/depression-advisor/ketamine-and-future-depression-treatments/.

The Company’s protocol involves a six-step process. In the Toronto Clinic, to qualify for Ketamine-Enhanced Psychotherapy sessions, a patient must first receive a written referral for Ketamine-Enhanced Psychotherapy from a licensed medical doctor in Canada. Upon receiving a referral, medical professionals at the Toronto Clinic review the patient’s medical history to ensure that there are no immediate contraindications. The patient is then scheduled for a consultation with a psychiatrist at the Toronto Clinic to assess whether Ketamine-Enhanced Psychotherapy is a suitable treatment option. Following approval by a psychiatrist, the Company will then provide a second screening to ensure the patient’s physical health is suitable for Ketamine-Enhanced Psychotherapy, and a treatment plan is developed. Upon approval of the treatment plan, the patient will meet with a psychotherapist to prepare for the treatment ahead. Patients are then scheduled to participate in their first dosing session. Immediately following the dosing session, a licensed psychotherapist operating out of the Toronto Clinic will provide exploratory therapy to help the patient reintegrate into their bodies and understand their experience. Dosing sessions are typically scheduled two to three days apart. An integration therapy session is provided to each patient after the second ketamine session. During this session, the psychotherapist will help the patient integrate the experiences using different clinical psychology techniques to help drive habit change and outlook/mindset improvements. A course of treatment is typically six dosing sessions with three integration sessions. Field Trip is also in the process of developing the Patient Portal for ongoing support and education to help sustain the effects of Ketamine-Enhanced Psychotherapy.

The Company notes that operations at the Toronto Clinic have been subject to reduced capacity due to COVID-19 precautions. It is the view of management that lifting of COVID-19 restrictions in the jurisdictions where the Clinics are located and the public financing will help accelerate the growth of the North American clinic expansion strategy. See Significant Events or Milestones below, for additional details on the Company’s expansion strategy.

Currently, the there are four (4) psychiatrists working at the Toronto Clinic on a part-time basis. The psychiatrists work on contract and receive remuneration via their billings for patient visits from the Ontario Health Insurance Plan (“OHIP”). Field Trip receives 100% of the private pay services offered at the Toronto Clinic, which include exploratory therapy, Ketamine-Enhanced Psychotherapy and integration therapy. It is anticipated that the practitioners working at the Clinics in the United States and Europe (when and if such clinics are established) will receive remuneration via salary. The out-of-pocket patient spend varies in the United States depending on insurance and subsidy programs available to them. Qualifications of the lead physicians at the Clinics are as follows:

Dr. Michael Verbora, MD

Dr. Michael Verbora earned an MBA from the Odette School of Business in 2009 and an M.D. from the Schulich School of Medicine at Western University in 2013, before entering family practice residency at the University of Toronto. He has worked as a leading physician in several clinics and is passionate about furthering knowledge on inner healing intelligence.

Dr. Ben Medrano, MD

Dr. Ben Medrano is a board-certified psychiatrist who completed his undergraduate education at Naropa University and the University of Colorado at Denver, graduating in 2010. He attended medical school at the University of Colorado School of Medicine graduating in 2014, followed by a residency at Mount Sinai Beth Israel in New York City, completed in 2018. His clinical practice is influenced by a lifelong interest in eastern psychology and complementary alternative medicine. These interests are further enhanced by his current fellowship at the Integrative Psychiatry Institute sponsored by the University of Colorado School of Medicine. Dr. Medrano is currently a clinical professor and adjunct professor at New York Medical College (since July, 2018) and Mount Sinai Beth Israel (since December, 2019), respectively and also practices at the Metropolitan Hospital Center, New York, New York.

Dr. Randall Scharlach, MD

Dr. Randall Scharlach earned his medical degree from the University of California, Los Angeles and completed his residency at Yale University. Dr. Scharlach has been practicing for over 24 years and is currently a radiation oncologist in California and a recognized expert in cancer related pain management. Dr Scharlach is one of the few medical doctors in the United States that has completed academic certification in clinical use and research using Schedule 1 psychedelic medicines. Dr Scharlach is certified by the Center for Psychedelic Therapy and Research at the California Institute of Integral Studies, and he is currently an advisor and a board member of these two Los Angeles-based neuroscience institutes.

The only psychedelic substance presently used at the Toronto Clinic is ketamine. When a patient receives a prescription for ketamine, the Company works with the patient to source a compounding pharmacy that can prepare the prescription in lozenge form. The medication is then used under the supervision of the Toronto Clinic’s medical staff. At Clinics in the United States, where medically appropriate, ketamine is prescribed to patients and administered via intramuscular injection under the supervision of medical staff. The ketamine is sourced from a licensed medical supplier.

At this time, and until regulations permit otherwise, ketamine is the only psychedelic substance that will be prescribed at the Clinics.

Efforts to legalize psychedelic substances for medical use are underway in both Canada and the United States. Clinical trials are underway evaluating psilocybin, MDMA and other psychedelic substances for the treatment of a myriad of conditions such as obsessive-compulsive disorder, post-traumatic stress disorder, opioid addiction, alcoholism, eating disorders, depression, anxiety and obesity. Once completed, it is anticipated that federal regulatory bodies such as Health Canada and the FDA in the United States will be asked to approve these substances. Furthermore, Canada’s House of Commons is set to hear the first official call to decriminalize psychedelics in fall of 2020 and in August 2020, Canada’s Minister of Health granted four individuals the right to use psilocybin therapy to treat end-of-life distress pursuant to a compassionate ruling.8 Additionally, grassroots efforts in the US are underway seeking to either decriminalize the possession of psychedelic molecules, or to create legal, regulated market for psychedelics and related therapies. The cities of Denver, Colorado, Oakland, California and Santa Cruz, California have decriminalized possession of psilocybin, and many other cities are currently considering similar measures, including the District of Columbia, which will include a decriminalization measure in the 2020 US election. Residents of the State of Oregon will also be voting on a ballot initiative entitled Initiative 34: The Oregon Psilocybin Services Initiative, which would create a program and screening process for providing psilocybin to individuals 21 years of age or older. Consumption would be supervised by licensed ‘facilitators,’ and the program would exist under the purview of the Oregon Health Authority, as well as an advisory board of 14-16 individuals appointed by the Governor. The measure requires a two-year development period for the Oregon Health Authority to lay out regulations for the program.

8 See https://mcmillan.ca/mobile/Exemption-for-Four-Patients-Opens-Door-Further-for-Therapeutic-Use-of-Psilocybin

As additional psychedelic medicines are legalized or approved for use in Canada and the United States, the Company will evaluate them for use in the Clinics and, where appropriate, develop protocols to incorporate them into the Clinics’ therapeutic offering. Furthermore, research into novel molecules like FT-104 and into the cultivation, extraction, and composition of psychedelic fungi at the Jamaica Facility may result in novel drugs or analogues that, if legalized or approved, would be used in the Company’s clinics in jurisdictions where such approval is obtained or otherwise permitted.

Regulatory Oversight

Each province and territory of Canada and each state in the United States mandates the requirements for the Clinics and the conduct of medical professionals therein.

In Canada, oversight of healthcare is divided between the federal and provincial governments. The federal government is responsible for regulating, among other things, the approval, import, sale, and marketing of drugs such as ketamine and other psychedelic substances, whether natural or novel. The provincial/territorial level of government has authority over the delivery of health care services, including regulating health facilities, administering health insurance plans such as OHIP, distributing prescription drugs within the province, and regulating health professionals such as doctors, psychologists, psychotherapists and nurse practitioners. Regulation is generally overseen by various colleges formed for that purpose, such as the College of Physicians and Surgeons of Ontario.

In the United States, the laws applicable to the Clinic and the conduct of medical professionals therein are also at the State level and vary by jurisdiction. Additionally, in the United States, the Clinics or doctors, as applicable, are also required to have a Drug Enforcement Agency license to obtain ketamine.

Please see Description of the Business – Principal Products and Services – Psychedelic Therapy Market for additional information concerning the regulation applicable to the Psychedelic Therapy Market.

Research and Development

FT Discovery is focused on research and development of psychedelic-inspired regulated medicines. FT Discovery has two independent activities: (i) developing custom synthetic molecules targeting serotonin 5HT2A receptors, which are, in part, implicated in mood disorders; and (ii) conducting research and development related to the cultivation, as well as the identification and isolation of new substances contained in psilocybin mushrooms and other related fungi, in collaboration with UWI and at the Jamaica Facility on the UWI campus. Further, FT Discovery anticipates that insights relating to the administration of psychedelics and psychedelic-assisted psychotherapy within the Clinics can be integrated in the development of novel drug products innovated within FT Discovery.

Psilocybin, along with other synthetic and natural serotoninergic psychedelics, act to stimulate 5HT2A receptors in the brain resulting in a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behaviour, memories, actions, feelings and beliefs. Psychedelic therapy combined with psychotherapy can lead to improvements in conditions relating to depression, PTSD and addiction, which are often a result of dysfunctional brain processing.9

9 Nutt D, Erritzoe D, Carhart-Harris R. Psychedelic Psychiatry’s Brave New World. Cell. 2020;181:24-8 (available at https://www.cell.com/cell/pdf/S0092-8674(20)30282-8.pdf)

FT Discovery is led by Dr. Nathan Bryson, the Company’s Chief Science Officer. Dr. Bryson, who holds a PhD in Chemistry and a Postdoctoral Associate Degree from the Massachusetts Institute of Technology, has three decades of hands-on research and development experience in the biotechnology and pharmaceutical industries, where he has overseen innovation, clinical development, regulatory, quality, global supply chain and medical affairs.

FT-104 is the first molecule in development by FT Discovery. A provisional patent relating to FT-104 composition and use has been filed with the USPTO (63,045,901; June 30, 2020). The Company has received favourable legal advice with respect to the patentability and freedom to operate, specifically in Canada and the United States, regarding the composition of FT-104 and its use. The Company believes that FT-104 is patentable and the manufacture, sale or use of FT-104 in Canada and the United States would not infringe any existing patents . Routes to the synthesis of FT-104 have been tested and partially optimized. Initial quantities of FT-104 have been achieved and used in preliminary pre-clinical assessment. Optimization of a GLP synthesis of FT-104 is underway with completion expected before Q4 2020. This will support ongoing pre-clinical efforts which are in turn expected to be completed by Q3 2021.

In addition to the clinical work with FT-104 and other drug development efforts, in partnership with UWI, FT Discovery will be conducting research, development and cultivation of psilocybin mushrooms and other related fungi at the Jamaica Facility. The Company’s activity in relation to the research and cultivation of psilocybin mushrooms, botanicals and other related fungi is limited to the jurisdiction of Jamaica and the Company does not deal with psychedelic substances except within laboratory and clinical trial settings conducted within approved regulatory frameworks in order to identify and develop treatments for medical conditions and does not have any direct or indirect involvement with illegal selling, production or distribution of any substances in jurisdictions in which it operates. The Company’s Jamaica team is comprised of a senior researcher and professor at the University of West Indies, Dr. Rupi Delgoda, as well as business consultants, legal counsel and local post-doctoral research students. As well, the Company has employees who are expected to travel to the Jamaica Facility frequently (which has since been restricted due to COVID-19).

In order to develop regulated medicines, FT Discovery’s process must be conducted in strict compliance with the regulations of federal, state, local and regulatory agencies in Canada and the United States, and the equivalent regulatory agencies in the other jurisdictions in which Field Trip operates, including Jamaica. These regulatory authorities regulate, among other things, the research, manufacture, promotion and distribution of drugs in specific jurisdictions under applicable laws and regulations. It is important to note, that unlike in Canada and the United States, psilocybin mushrooms are not an illegal drug under Jamaica’s Dangerous Drugs Act, 1948, therefore research on psilocybin mushrooms is not in contravention of the laws of Jamaica and does not require any permit or authorization from the regulatory authorities in Jamaica.

Canada

The process required before a prescription drug product candidate may be marketed in Canada generally involves:

•	Chemical and Biological Research - Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.

•	Pre-Clinical Development – Animals are given the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.

•	Clinical Trials — Phase 1 - The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.

•	Clinical Trials — Phase 2 - Phase 2 trials are carried out on people with the target condition, who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objective of the trials is to continue to gather information on the safety of the drug and begin to determine its effectiveness.

•	Clinical Trials — Phase 3 - If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.

•	New Drug Submission - If the results from Phase 3 continue to be favourable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.

United States

The process required before a prescription drug product candidate may be marketed in the United States generally involves:

•	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s Good Laboratory and Manufacturing Practice regulations;

•	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials may begin;

•	for some products, performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission to the FDA of a new drug application (“NDA”); and

•	FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

Patent Cooperation Treaty

The Patent Cooperation Treaty (the “PCT”) facilitates filing for patent recognition in multiple jurisdictions simultaneously using a single uniform patent application. Canada and the United States have ratified the PCT.

Ultimately, patents are still granted in each country individually. As such, the PCT procedure consists of two phases: filing of an international application, and evaluation under the patent laws in force in each country where a patent is sought.

Within 12 months of the provisional filing date, the Company will file for a formal utility patent in the United States and simultaneously file under the PCT with WIPO for recognition in other jurisdictions globally, including CIPO in Canada and the EPO in Europe, in each case on the basis of the provisional patent.

While FT Discovery is focused on programs using psychedelic-inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates. The Company is a clinic-based enterprise, which is exploring drug development within approved laboratory clinical trial settings conducted within approved regulatory frameworks. Though highly speculative, should any prescription drug product be developed by the Company (which, if it does occur, would not be for several years), such drug product will not be commercialized prior to receipt of applicable regulatory approval, which will only be granted if clinical evidence of safety and efficacy for the intended use(s) is successfully developed. The Company may also employ non-prescription drugs, where appropriate.

Annual Financial Information of Newton

The following table provides a brief summary of Newton’s financial information for each of its three most recently completed financial years. The selected financial information has been derived from, and should be read in conjunction with, Newton’s audited financial statements for the years ended December 31, 2019, 2018 and 2017.

	As at and for the year ended December 31, 2019 (audited) ($)	As at and for the year ended December 31, 2018 (audited) ($)	As at and for the year ended December 31, 2017 (audited) ($)
Statement of operations
Total Revenue	-	-	-
Net and comprehensive loss from operations	239,743	251,097	468,463
Net loss per share (basic and diluted)	0.04	0.05	0.29

Statement of financial position
Total assets	542,319	700,331	413,045
Total liabilities	25,101	30,464	32,553
Cash dividends declared per share	-	-	-

Annual Financial Information of Field Trip

The following table provides a brief summary of Field Trip’s financial information for the period from incorporation (April 2, 2019) to March 31, 2020. The selected financial information has been derived from, and should be read in conjunction with, Field Trip’s audited financial statements for the period from incorporation until March 31, 2020

As at and for the year ended March 31, 2020 (audited) ($)
Statement of operations
Total Revenue	1,000
Net and comprehensive loss from operations	2,678,365
Net loss per share (basic and diluted)	0.26

Statement of financial position
Total assets	12,541,095
Total liabilities	2,121,083
Cash dividends declared per share	Nil

The Company’s Pro Forma Financial Information

The following table provides a brief summary of the Company’s consolidated financial position as at June 30, 2020 on a pro forma basis following the completion of the Transaction. The selected financial information has been derived from, and should be read in conjunction with, the Company’s pro forma consolidated financial statements as at June 30, 2020.

	Newton as of June 30, 2020 (unaudited) ($)	Field Trip as of June 30, 2020 (unaudited) ($)	Company Pro Forma as of June 30, 2020 (unaudited) ($)
Statement of financial; position
Total assets	479,261	13,019,504	25,155,085
Total liabilities	21,676	4,744,900	5,599,910
Cash dividends declared per share	Nil.	Nil.	Nil.

Business Objectives of the Company

Key elements of the Company’s growth strategy include: (i) the development of additional clinics; (ii) expanding its network and consumer database via partnerships and strategic arrangements with other existing health clinics that do not currently offer psychedelic therapy services, which will require educating physicians on the benefits and medical developments of psychedelic therapy; (iii) adding additional health care practitioners to increase its clinic growth levels; and (iv) supplementary educational programs to help other health care practitioners book more appointments.

The Company’s short-term objectives for the next 12 months (October 2020 through September 2021) are:

1.	Launch of the Trip App;

2.	Launch of the Patient Portal;

3.	Complete preclinical studies of FT-104;

4.	Obtain utility patent & make PCT filings for FT-104; and

5.	Expand our network of clinics by 6 clinics.

The Company’s medium & long-term objectives for the following 12 months (October 2021 through September 2022) are:

1.	Expand our network of clinics by 25 clinics; and

2.	Phase 1 pre-clinical studies of FT-104.

Significant Events or Milestones of the Company

To achieve the broad business objectives set out above, the Company has established the following milestones:

Objective	Milestone Description	Timeframe for Completion(1)
30 Operational Clinics	New York City clinic operational	Q3 2020
	Santa Monica clinic operational	Q3 2020
	Chicago Clinic operational	Q4 2020
	10th clinic operational (i.e. 6 additional clinics)	Q2 2021
	15th clinic operational	Q3 2021
	20th clinic operational	Q4 2021
	30th clinic operational	Q2 2022
Company Technology Platforms	Trip App available in app store	Q3 2020
	Patient Portal launched	Q4 2020
Field Trip Natural Products Research	New research facility renovations completed	Q4 2020
FT-104 Development and Patenting and Phase 1 Completed	US utility and PCT patent filings	Q2 2021
	CMC development and pre-clinical studies completed	Q2 2021
	Phase 1 studies completed	Q1 2022

Notes:
(1) Based on a calendar year-end.

Other than as described in this AIF, to the knowledge of management, there are no other particular significant events or milestones that must occur for the Company’s initial business objectives to be accomplished. However, there is no guarantee that the Company will meet its business objectives or milestones described above within the specific time periods, within the estimated costs or at all. The Company may, for sound business reasons, reallocate its time or capital resources, or both, differently than as described above. See Risk Factors.

Principal Products and Services

The Company plans to capitalize on psychedelic therapy opportunities through the Clinics and by providing education services for patients and medical professionals. The model developed at the Toronto Clinic is intended to be replicated across all of the Company’s future clinics.

Generally, a patient’s primary physician or psychiatrist will refer a patient to the Company for possible treatment. When a referral is received, the Company’s medical team will review the patient’s medical history to ensure there are no immediate contraindications. A patient will then consult with one of the psychiatrists operating out of the Clinic to assess whether Ketamine-Enhanced Psychotherapy might be a suitable treatment option. Once approved, the patient will undergo a second screening to ensure their physical health is suitable for Ketamine-Enhanced Psychotherapy and a treatment plan will be developed. Treatment will vary by individual, however a standard Ketamine-Enhanced Psychotherapy program involves three sequential blocks, each consisting of two ketamine exploratory therapy sessions followed by one integration session. During and after the exploratory sessions, licensed psychotherapists guide the patient through the experience, and provide exploratory therapy to help the patient reintegrate into their body and understand their experience. During the integration sessions, psychotherapists help the patient integrate their experiences using clinical psychology techniques to help drive habit change as well as outlook and mindset improvements.

After the completion of these sessions, the Company also provides a digital patient portal (the “Patient Portal”) for on-going support and education to help sustain the effects of Ketamine-Enhanced Psychotherapy. The Patient Portal provides patients with mood monitoring and mindfulness tools, patient-therapist communication, and personalized protocols and content. The Patient Portal is currently in development and it is anticipated that the Patient Portal will be available to the Company’s patients in December 2020.

Psychedelic Therapy Market

The Canadian psychedelic therapy industry is an emerging market and serves a medical market only. In Ontario, physicians working in medical clinics are regulated by the College of Physicians and Surgeons of Ontario, via the Regulated Health Professions Act, 1991 (Ontario) and the Medicine Act, 1991 (Ontario).

Ketamine clinics in the State of New York that are owned solely by New York-licensed physicians are organized as physician practices. Physician practices in the State of New York are overseen by the New York State Education Department, Office of the Professions, State Board for Medicine (the “NY Medical Board”). Laws that apply specifically to physician practices in the State of New York are New York Education Law §§ 6500 – 6516 and 6520 – 6532 and 8 New York Codes, Rules and Regulations (“NYCRR”) §§ 59.1 et. seq. and 8 NYCRR §§ 60.1 et. seq. The New York Clinic is likely to utilize, in addition to physicians, mid-level practitioners such as physician assistants and nurse practitioners and mental health practitioners such as psychologists and psychotherapists. Physician assistants are also subject to oversight of the NY Medical Board (and subject to laws codified at New York Education Law (“NYEL”) §§ 6540 et. seq.) and nurse practitioners are subject to oversight of the New York State Education Department, Office of the Professions (“NYOP”), State Board for Nursing (and subject to laws codified at NYEL §§ 6900 et. seq. and additional regulation that apply only to nurses at NYCRR §§ 64.1 et. seq.). Psychologists are licensed by the NYOP, State Board for Psychology (and subject to additional laws and regulations codified at NYEL §§ 7600 et. seq. and 8 NY CRR §§ 72.1 et. seq.), and psychotherapists are licensed by the NYOP, State Board for Mental Health Practitioners (and subject to additional laws and regulations codified at NYEL §§ 8400 et. seq. and 8 NY CRR § 52.35 and 8 NY CRR §§ 79.12 et. seq.).

Similarly, ketamine clinics in the State of California that are owned solely by California-licensed physicians are organized as California professional medical corporations while unlicensed persons are able to participate in a medical practice via a management service company. The Medical Board of California (the “CA Medical Board”) regulates physicians and surgeons under the Business and Professions Code, §2190.5. The CA Medical Board also regulates medical assistants, while nurses, nurse practitioners and certain psychotherapists are regulated by the Board of Registered Nursing. Psychologists are licensed by the California Board of Psychology.

In the State of Illinois, the Illinois Department of Financial and Professional Regulation (“IDFPR”) regulates physicians and surgeons under the Medical Practice Act (225 ILCS 60/2) and Medical Corporations under the Medical Corporation Act (805 ILCS 15/1). The IDFPR also regulates nurses under the Nurse Practice Act (225 ILCS 65/), psychologists under the Clinical Psychologist Licensing Act (225 ILCS 15/), and both licensed professional counselors and licensed clinical professional counselors under the Illinois Professional Counselor and Clinical Professional Counselor Licensing and Practice Act (225 ILCS 107/1).

In the United States where ketamine clinics are physician-owned, Field Trip USA will provide management services to the physician practice that will own the clinics located in the United States. The relationship between Field Trip USA and the physician practice that it manages is subject to various standards of corporate practice and fee-splitting rules.

In Jamaica, psilocybin is not prohibited by the Jamaica Dangerous Drugs Act, 1948. Research conducted by Field Trip at the Jamaica Facility is governed by the Jamaica Ministry of Health (“JMH”), Ethics and Medico-Legal Affairs Panel and by the JMH Standards and Regulation Division. In addition to GLP and cGMP, research involving human subject is governed by the JMH Guidelines for the Conduct of Research on Human Subjects. Furthermore, medicines, including natural products, require registration with the JMH prior to importation, distribution and sale in Jamaica as outlined in the Food and Drugs Act, 1964.

Marketing Plans and Strategies

Patient Acquisition

The Company’s planned expansion is contingent upon its patient member growth. Thus, its patient acquisition strategy is a critical component of its future success.

The Company plans to focus on a push-pull marketing strategy to generate patient leads. The marketing strategy will blend different marketing strategies to reach prospective patients (including through public relations campaigns, social media, digital marketing efforts through paid search and social media advertising, as well as potentially more traditional advertising channels such as television, radio and billboard advertising) as well as strategies to reach and educate the medical and therapy communities in jurisdictions that it plans to enter, including through medical education events.

The Company also markets and promotes itself to community physicians, as they are the individuals who most frequently provide the patient referrals. It focuses on the education of physicians via its website, podcast and through marketing materials.

Building Brand and Community

The Trip App will extend the reach and awareness of the Company’s brand to a broader audience of users, and open new potential revenue and marketing channels for the Company by providing tools to interested people through digital media tools.

In addition to traditional public relations activities, the Company has a number of marketing plans and strategies designed to build brand awareness and community around psychedelic therapy opportunities, including education and outreach programs such as the Field Tripping Podcast and webinars, and a comprehensive social media strategy which comprises both paid and organic components.

Regulatory Restrictions on Branding

Colleges in Canada and Medical Boards in the United States impose certain restrictions on their members’ ability to conduct marketing and advertising activities.

Regulation of Advertising

Regulated professions in Canada and the United States, including physicians, psychotherapists, psychologists, and nurses, are subject to certain restrictions and requirements concerning advertising or soliciting patients. The restrictions vary by jurisdiction and profession. The Company will develop a compliance program to ensure adherence to these requirements.

Business Model

The Company’s business is three-fold: treatment of patients in its clinics as described above under Description of the Business – Principal Products and Services, research and development focussing on discovering novel psychedelic molecules for treatment, and developing non-clinical tools designed to raise awareness of, and monetize, psychedelic-enhanced therapies such as the Trip App. A detailed description of the Company’s business model is set forth above under Description of the Business.

Intellectual Property

The Company has developed proprietary processes, including its clinical techniques. While exploring the patentability of these techniques and processes, the Company relies on non-disclosure and confidentiality arrangements and trade secret protection.

The Company has invested significant resources towards developing a recognizable and unique brand and is in the process of seeking registration of trademarks with the Canadian Intellectual Property Office. The Company owns the website domains www.fieldtriphealth.com, www.meetfieldtrip.com and www.fieldtripping.fm and maintains a variety of social media accounts. The Company also has a podcast available located at www.fieldtripping.fm and is also available through other channels including Spotify, Apple Podcasts, iHeart Radio, Google Podcasts, and Simplecast.

The Company maintains strict standards and operating procedures regarding its intellectual property, including the standard use of non-disclosure, confidentiality, and intellectual property assignment agreements.

Trademarks

The Company has registered the following name and design for trademark protection in Canada and intends to do so in the United States, within the next 6 months. For additional details on the risks associated with the lack of trademark protection, please see Risk Factors – Intellectual Property:

The text and stylized logo for “field trip”, produced here:

The Company has applied for the following names for trademark protection in Canada and intends to do so in the United States. For additional details on the risks associated with the lack of trademark protection, please see Risk Factors – Intellectual Property:

The text “Field Trip Health”, “Field Trip Psychedelics”, “Field Tripping”, “Field Trip Discovery”, “Field Trip Basecamp” and “Field Trip Natural Products”.

In addition, the Company has a provisional patent relating to FT-104 composition and use that has been filed with the USPTO (63,045,901; June 30, 2020). See Description of the Business - Research and Development.

Cyclical or Seasonal Impacts

The business of psychedelic therapy and patient services is neither cyclical nor seasonal. Patient demand is based on medical need and this need is not a factor of season or markets. However, the business is subject to physician availability and the acceptance in the medical community of ketamine and other psychedelic substances as effective treatments for depression, PTSD, addiction, and other mental health conditions.

Environmental Protections

The Company’s business does not materially impact environmental conditions. The Company does not expect that there will be any financial or operational effects as a result of environmental protection requirements on its capital expenditures, profit or loss, or its competitive position in the current fiscal year or in future years.

Number of Employees

As of October 21, 2020, the Company has 43 employees, including contractors and part-time employees of affiliates (the Clinics, where company-owned), distributed among the following departments:

Department	Number of Employees(1)
Administrative	2
Executive	8
Finance	3
Clinical	14
Research and development	2
Marketing	3
Operations	7
Sales	4
Total	43

Notes:
(1) Where Clinics are set up as professional medical corporations, employees are excluded from the chart above.

Reorganizations

Other than the Transaction, described in “General Development of the Business” above, there are no other applicable material reorganizations of your company or any of its subsidiaries. Additional details regarding the Transaction can be found in the Company’s Listing Statement as filed on SEDAR on October 5, 2020.

RISK FACTORS

There are various risk factors that could cause the Company’s future results to differ materially from those described in this AIF. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, financial condition, results of operations and cash flows, and consequently the price of the Shares, could be materially and adversely affected. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Note Regarding Forward-Looking Statements” in this AIF.

Liquidity and Future Financing Risk

The Company will likely operate at a loss until its business becomes established and it may require additional financing in order to fund future operations and expansion plans. The Company’s ability to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Moreover, future activities may require the Company to alter its capitalization significantly and, if additional financing is raised by issuance of additional shares of the Company from treasury, control may change and shareholders may suffer dilution. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition and results of operations.

Impact of the COVID-19 Pandemic

COVID-19 is an infectious disease caused by severe acute respiratory syndrome coronavirus 2. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide, including Canada and the United States, enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. Governments and central banks have reacted to the COVID-19 pandemic with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company. To date, a number of businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. If the operation or development of one or more of the Company’s clinics is suspended or scaled back, or if its supply chains are disrupted, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. To the extent that the Company’s management or other personnel are unavailable to work due to the COVID-19 pandemic, whether due to illness, government action or otherwise, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities. The breadth of the impact of the COVID-19 pandemic on investors, businesses, the global economy and financial and commodity markets may also have a material adverse impact on the Company’s profitability, results of operations, financial conditions and the trading price of the Company’s securities.

Limited Operating History

The Company has not yet generated material revenue. Field Trip was incorporated in April 2019 and thus has a limited operating history. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Speculative Nature of Investment Risk

An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.

Risks Inherent in the Nature of the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct the Company’s business, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges, must be made to operate the Clinics, regardless of whether the Company is generating revenue.

Non-Compliance with Laws

Non-compliance with federal, provincial, or state laws and regulations, or the expansion of current, or the enactment of new, laws or regulations, could adversely affect the Company’s business. The activities of the Clinics and the medical personnel operating the Clinics are subject to regulation by governmental authorities, and the Company’s business objectives are contingent, in part, upon its and its personnel’s compliance with regulatory requirements enacted by these governmental authorities, and obtaining all regulatory approvals, where necessary, for the carrying on of business at the Clinics. Any delays in obtaining, failure to obtain, or violations of regulatory approvals and requirements would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Risks related to Prescribing Medication

Provincial and state medical boards or other regulatory bodies could take disciplinary action against the Company’s physicians for excessive psychedelic prescriptions. Physician prescription patterns may be tracked and may be used to impose disciplinary action on physicians who prescribe psychedelics at a high rate. If any of the Company’s physicians are deemed to be prescribing psychedelics excessively, such physicians could face disciplinary action, including, revocation of the physician’s license. Any disciplinary action or license revocation of physicians who work at a Clinic could result in such Clinic not having sufficient physicians to address patient needs and could adversely affect the Company’s business.

Unfavourable Publicity or Consumer Perception

The success of the psychedelic therapy industry may be significantly influenced by the public’s perception of psychedelic medicinal applications. Psychedelic therapy is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to psychedelic therapy will be favourable. The psychedelic therapy industry is an early-stage business that is constantly evolving, with no guarantee of viability. The market for psychedelic therapy is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion relating to the consumption of psychedelic therapy may have a material adverse effect on the Company’s operational results, consumer base and financial results.

Social Media

There has been a recent marked increase in the use of social media platforms and similar channels that provide individuals with access to a broad audience of consumers and other interested persons. The availability and impact of information on social media platforms is virtually immediate and many social media platforms publish user-generated content without filters or independent verification as to the accuracy of the content posted. Information posted about the Company may be adverse to the Company’s interests or may be inaccurate, each of which may harm the Company’s business, financial condition and results of operations.

Patient Acquisitions

The Company’s success will depend, in part, on its ability to attract and retain patients. There are many factors which could impact the Company’s ability to attract and retain patients, including the successful implementation of the Company’s patient-acquisition plans and the continued growth in the aggregate number of patients selecting psychedelic therapy as a treatment option. The Company’s failure to acquire and retain patients as clients would have a material adverse effect on the Company’s business, operating results and financial condition.

Development Risks

Future development of the Company’s business may not yield expected returns and may strain management resources. Development of the Company’s revenue streams is subject to a number of risks, including construction delays, cost overruns, financing risks, cancellation of key service contracts, and changes in government regulations. Overall costs may significantly exceed the costs that were estimated when the project was originally undertaken, which could result in reduced returns, or even losses, from such investments.

Substantial Risk of Regulatory or Political Change.

The success of the business strategy of the Company depends on the legality of the use of psychedelics for the treatment of mental health conditions and the acceptance of such use in the medical community. The political environment surrounding the psychedelics industry in general can be volatile. As of the date of this AIF, Canada and the United States permit the use of ketamine or a derivative thereof as a treatment for certain mental health conditions; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the use of psychedelics as a whole, adversely impacting the Company’s ability to successfully operate or grown its business.

Government Regulations, Permits and Licenses

The Company’s operations may be subject to governmental laws or regulations promulgated by various legislatures or governmental agencies from time to time. A breach of such legislation may result in the imposition of fines and penalties. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. The Company intends to fully comply with all governmental laws and regulations. The physicians that recommend psychedelic therapy to the Company’s patients will be subject to various federal, provincial and municipal laws in Canada. While there are currently no indications that the Company will require approval by a governmental or regulatory authority in Canada, the United States or Jamaica, such approvals may ultimately be required. If any permits are required for the Company’s operations and activities in the future, there can be no assurance that such permits will be obtainable on reasonable terms or on a timely basis, or that applicable laws and regulations will not have an adverse effect on the Company’s business.

The results of pre-clinical testing of FT-104 are uncertain and it may fail as a product candidate in the pre-clinical phase or at any other stage of clinical development. For instance, psilocybin is currently a controlled substance with no approved use in Canada or the United States, and the Company selected Jamaica for Psilocybin Research and development because Jamaica is one of the few jurisdictions in the world with a legal environment that would permit such activities with no regulatory requirements. If a medical use for psilocybin is not developed or, if developed, is not approved for use in Canada, the United States and other jurisdictions, the commercial opportunity that the Company is pursuing may be highly limited.

The current and future operations of the Company are and will be governed by laws and regulations governing the health care industry, labour standards, occupational health and safety, land use, environmental protection, and other matters. Amendments to current laws, regulations and permits governing operations and activities of health clinics, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or costs, or reduction in levels of its medical services.

Ketamine as a Pharmaceutical

The Company is currently administering oral ketamine lozenges to patients at the Toronto Clinic, which is not subject to OHPIP (as such term is defined below) oversight. The Company has received correspondence from the College of Physicians and Surgeons of Ontario (“CPSO”) advising that, while the administration of lozenges does not currently fall within the scope of the Out-of-Hospital Inspection Program (“OHPIP”), the OHPIP may be expanded in the future to include lozenges. To the extent that ketamine is administered by a member of the CPSO, the Company may have to cease administration of ketamine by physicians. In such an event and if required to continue operations, the Company intends to seek OHPIP certification for the Toronto Clinic, but as there is no guarantee that such certificate will be obtained or obtained in a timely manner, the Company has developed plans that it believes will enable it to continue operating the Toronto Clinic without seeking OHPIP certification such as using medical professionals not subject to CPSO oversight.. For instance, the Company has received a legal opinion that OHPIP does not apply to the prescribing or administration of oral ketamine lozenges by nurse practitioners. In either case, such result could have a material impact on the Company’s business and results of operations.

US law does not regulate the mode of administration of ketamine. Provided the physician is licensed, the method of administration is left to the discretion of the physician.

Non-Referrals

Physicians may not refer patients to the Clinics. In addition, as the market grows, and general practitioners become more comfortable and knowledgeable about the psychedelic therapy industry and products available, they may choose to write prescriptions directly for their own patients rather than refer them to an outside clinic.

Negative Cash Flow from Operating Activities

The Company has had negative cash flow from operating activities since inception and may never be profitable. Significant capital investment will be required to achieve the Company’s existing plans. There is no assurance that the Company’s business will generate earnings, operate profitably, or provide a return on investment in the near future. Accordingly, the Company may be required to obtain additional financing in order to meet its future cash commitments

Management of Growth

The Company may be subject to growth-related risks, including pressure on its internal systems and controls. The Company’s ability to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to deal with this growth could have a material adverse impact on its business, operations and prospects. While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, the Company may experience growth in the number of its employees and the scope of its operating and financial systems, resulting in increased responsibilities for the Company’s personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will also need to continue to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company’s operations or that the Company will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

Dependence on Management Team

The Company will depend on certain key senior managers who have developed strong relationships in the industry to oversee the Company’s core marketing, business development, operational and fund-raising activities. Their loss or departure in the short-term would have an adverse effect on the Company’s future performance.

Reliance on Third Parties

The Company relies on outside sources to manufacture the psychedelics used in the Clinics and further relies on outside sources to stock and distribute, via a prescription by a licensed physician, the psychedelics used in the Clinics. The Company has little to no control over these third parties. The failure of such third parties to deliver either components or finished goods and otherwise perform their obligations on a timely basis could have a material adverse effect on the business..

Competitive Conditions

The psychedelic therapy business in Canada is an emerging industry with high levels of competition. The Company’s current business plan is the establishment of a North American chain of Ketamine-Enhanced Psychotherapy, psychedelic-enhanced psychotherapy and psychedelic-integration psychotherapy clinics. The Company expects that, due to the urgent need for new and innovative treatments for mental health conditions and the evidence-based studies showing the impact of psychedelics as a treatment for mental health conditions, psychedelics as a treatment for these conditions will become more accepted in the medical community. As such, the Company expects to compete with other similar businesses as well as with individual medical professionals who undertake the prescribing and supervising of psychedelics to their patients. While the Company was an early entrant to the psychedelic-enhanced psychotherapy market in Canada, other market participants have emerged. The Company expects to face intense competition from new or existing market participants, some of which may have greater financial resources. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.

Risks Regarding Foreign Operations

The Toronto Clinic and the Company’s current principal business operations are located in Canada. The Company also has additional clinics in New York and California. The Company has plans in the near-term to expand its clinic operations to other states in the United States and Europe. Currently, the Company is conducting research and development, and constructing a research and development centre, at the Jamaica Facility. As a result, there is a risk that regulatory changes as well as economic or political uncertainty could require that the Company re-evaluate its business prospects and could negatively impact upon its ability to conduct its research initiatives. The Company is not dependent on any current or future foreign operations, as they are not core to the business of the Company. The Company does not have any other risks and/or dependencies on foreign operations.

Intellectual Property

Failure to obtain or register trademarks used or proposed to be used in our business could require the Company to rebrand, resulting in a material adverse impact on its business. If the Company is unable to register or, if registered, maintain effective patent rights for its product candidates, the Company may not be able to effectively compete in the market. If the Company is not able to protect its proprietary information and know-how, such proprietary information may be used by others to compete against the Company. The Company may not be able to identify infringements of its patents (if and when granted), and, accordingly, the enforcement of its intellectual property rights may be difficult. Once such infringements are identified, enforcement could be costly and time consuming. Third party claims of intellectual property infringement, whether or not reasonable, may prevent or delay the Company’s development and commercialization efforts.

The Company’s success will depend in part upon its ability to protect its intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection the Company receives. The ability to compete effectively and to achieve partnerships will depend on its ability to develop and maintain proprietary aspects of the Company’s technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit its ability to develop and commercialize its products and to conduct its existing research, and could require financial resources to defend litigation, which may be in excess of the Company’s ability to raise such funds. There is no assurance that the Company’s patent applications submitted or those that it intends to acquire will be approved in a form that will be sufficient to protect its proprietary technology and gain or keep any competitive advantage that the Company may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to the Company may be challenged, invalidated or circumvented. To the extent the Company’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, the Company will be exposed to a greater risk of direct competition. If its intellectual property does not provide adequate protection against the Company’s competitors, its competitive position could be adversely affected, as could the Company’s business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect the Company’s intellectual property rights to the same extent as do the laws of Canada and the United States. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that its proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights, including patents, or are effectively maintained as trade secrets, and provided the Company has the funds to enforce its rights, if necessary.

Competition

The psychedelic therapy industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and technical facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient servicing. It is possible that physicians or other third parties could also establish their own psychedelic therapy clinics that are similar to the Company’s, as there are no significant barriers to entry. An increase in competition for psychedelic therapy may decrease prices and result in lower revenues or profits. This increases the risk that the Company will not be able to access financing when needed, or at all.

In relation to FT Discovery, the biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which FT-104 or the Company’s other product candidates may be useful. Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business, including a medical malpractice claim, or a claim based in related legal theories of negligence or vicarious liability among others if a physician at one of the Clinics causes injury, which could adversely affect the Company’s business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company’s business.

Insurance Coverage

The Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, however such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. Moreover, there can be no guarantee that the Company will be able to obtain adequate insurance coverage in the future or obtain or maintain liability insurance on acceptable terms or with adequate coverage against all potential liabilities.

Holding Company

The Company is a holding company and essentially all of its assets are the shares of its material subsidiary, Field Trip Psychedelics Inc., and, in turn, all of this subsidiary’s material assets are the shares of its material subsidiaries, Field Trip Health Inc., Field Trip USA and FTNP. As a result, investors in the Company are subject to the risks attributable to its subsidiaries. As a holding company, the Company will conduct substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt, as applicable. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s material subsidiaries, holders of any indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries or clinics before the Company.

Smaller Companies

Market perception of junior companies may change, potentially affecting the value of investors’ holdings and the ability of the Company to raise further funds through the issue of further Common Shares or otherwise. The share price of publicly traded smaller companies can be highly volatile. The value of the Common Shares may rise or fall and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares.

A Significant Number of Common Shares are owned by a Limited Number of Existing Shareholders

The Company’s management, directors and employees own a substantial number of the outstanding Common Shares (on a non-diluted and partially-diluted basis). As such, the Company’s management, directors and employees, as a group, are in a position to exercise influence over matters requiring shareholder approval, including the election of directors and the determination of corporate actions. As well, these shareholders could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders.

Difficult to Forecast

The Company must rely largely on its own market research to forecast the utilization of its services, as detailed forecasts are not generally obtainable from other sources at this early stage of the psychedelics industry in Canada and the U.S. A failure in the demand for its services to materialize as a result of competition, technological change, market acceptance or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to the FT Discovery, or the Clinics, could adversely affect the Company’s ability to finance future developments or the price of the Common Shares, and the Company’s business and financial results could be materially and adversely affected.

Current Market Volatility

The securities markets in the United States and Canada have recently experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company. The value of the Common Shares will be affected by such volatility.

Use of Funds

This AIF includes the Company’s estimate of its use of available funds over the next 12 months. As the Company further expands its business, it is possible that results and circumstances may dictate a departure from the current expected uses. Further, the Company may, from time to time, as opportunities arise, utilise its financial resources to participate in additional opportunities that arise and fit within the Company’s broader objectives, as a means of advancing shareholder value.

Conflicts of Interest

Some of the Company’s directors and officers may act as directors and/or officers of other health and wellness companies. As such, such directors and officers may be faced with conflicts of interests when evaluating alternative health and wellness opportunities. In addition, the Company’s directors and officers may prioritize the business affairs of another company over the affairs of the Company.

Personnel

The Company has a small management team and the loss of any key individual could affect the Company’s business. Any inability to secure and/or retain appropriate personnel may have a materially adverse impact on the business and operations of the Company.

Tax Issues

Income tax consequences in relation to the purchase and sale of Common Shares will vary according to the circumstances of each purchaser. Prospective purchasers should seek independent advice from their own tax and legal advisers prior to purchasing any Common Shares.

Currency Exchange Rates

Exchange rate fluctuations may adversely affect the Company’s financial position and results. It is anticipated that a significant portion of the Company’s business will be conducted in the United States using U.S. dollars. The Company’s financial results will be reported in Canadian dollars and costs will be incurred primarily in U.S. dollars. The Company has also historically raised capital in Canadian dollars. The depreciation of the Canadian dollar against the U.S. dollar could increase the actual capital and operating costs of the Company’s U.S. operations and materially adversely affect the results presented in the Company’s financial statements. Currency exchange fluctuations may also materially adversely affect the Company’s future cash flow from operations, its results of operations, financial condition and prospects.

Liquidity of the Common Shares

The listing of the Common Shares on the CSE should not be taken as implying that there will be a liquid market for the Common Shares. Investors should be aware that the value of the Common Shares may be volatile. Investors may, on disposing of their Common Shares, realise less than their original investment, or may lose their entire investment. The Common Shares, therefore, may not be suitable as an investment.

The market price of the Common Shares may not reflect the underlying value of the Company’s net assets. The price at which the Common Shares will be traded, and the price at which investors may purchase and sell their Common Shares, will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the sectors in which the Company operates. Such factors could include the performance of the Company’s operations, large purchases or sales of the Common Shares, liquidity or the absence of liquidity in the Common Shares, legislative or regulatory changes relating to the business of the Company, and general market and economic conditions.

Substantial Number of Authorized but Unissued Shares

The Company has an unlimited number of Common Shares that may be issued by the Board without further action or approval of the Company’s shareholders. While the Board is required to fulfill its fiduciary obligations in connection with the issuance of such shares, the shares may be issued in transactions with which not all shareholders agree, and the issuance of such shares will cause dilution to the ownership interests of the Company’s shareholders.

Enforcement of Legal Rights

In the event of a dispute arising from the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of courts in Canada. Similarly, to the extent that the Company’s assets are located outside of Canada, investors may have difficulty collecting from the Company any judgments obtained in the Canadian courts and predicated on the civil liability provisions of securities laws. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.

Emerging Market Risks

The Company has operations in Jamaica, an emerging market country, and may have operations in additional emerging markets in the future. Such operations expose the Company to the socio-economic conditions as well as the laws governing the activities of the Company in Jamaica and any other jurisdiction where the Company may have operations in the future. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; extreme fluctuations in currency exchange rates, military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; expropriation and nationalization; renegotiation or nullification of existing licenses, approvals, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, banking and currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

The Jamaican government, or other governments in emerging markets where the Company may have operations in the future, may intervene in its economies, sometimes frequently, and occasionally make significant changes in policies and regulations. Changes, if any, in the research, cultivation and development of psilocybin mushroom and other botanicals policies or shifts in political attitude in Jamaica or other countries where the Company may have operations in the future may adversely affect its operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of product and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of property, foreign investment, maintenance of licenses, approvals and permits, environmental matters, land use, land claims of local people, water use and workplace safety. Failure to comply strictly with applicable laws, regulations and local practices could materially impact the Company’s operations in Jamaica or other countries where the Company may have operations in the future. The Company continues to monitor developments and policies in Jamaica to assess the impact thereof to its operations or future operations; however, such developments cannot be predicted and could have an adverse effect on the Company’s operations in Jamaica.

Jamaica has a history of economic instability (such as inflation or recession). In 2013, Jamaica launched an ambitious reform program to stabilize the economy, reduce debt, and fuel growth, gaining national and international support. While there is no current political instability, and historically there has been no change in laws and regulations, this is subject to change in the future and could adversely affect the Company’s business, financial condition and results of operations. Jamaica is vulnerable to natural disasters such as hurricanes and flooding and the effects of climate change. It is an upper middle-income economy that is nevertheless struggling due to low growth, high public debt, and exposure to external shocks.

Global economic crises could negatively affect investor confidence in emerging markets or the economies of emerging markets, including Jamaica. Such events could materially and adversely affect the Company’s business, financial condition and results of operations.

Financial and securities markets in Jamaica are influenced by the economic and market conditions in other countries, including other emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in Jamaica, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into Jamaica and the market value of the securities of the Company.

The legal and regulatory requirements and local business culture and practices in Jamaica and the foreign countries in which the Company may expand are different from those in which it currently operates. The officers and directors of the Company will rely, to a great extent, on the Company’s local legal counsel and local consultants and advisors in respect of legal, banking, labour, financing and tax matters in order to ensure compliance with material legal, regulatory and governmental developments as they pertain to and affect the Company’s operations, particularly with respect to psilocybin or related operations. Increased compliance costs may be incurred by the Company. Further, there can be no assurance that the Company will develop a marketable product or service in Jamaica or any other foreign country. These factors may have a material adverse effect on the Company’s research and development business and the results of its research and development operations.

In the event of a dispute arising in connection with the Company’s operations in Jamaica or another a foreign jurisdiction where the Company may conduct business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control.

Other risks include the potential for fraud and corruption by suppliers or personnel or government officials which may implicate the Company, compliance with applicable anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) by virtue of the Company’s operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations applicable regulatory requirements.

Agriculture

FT Discovery’s business involves the growing of an agricultural product and is subject to the risks inherent in the agricultural business, such as insects, plant diseases, and invasive species. Although the Company expects that any such growing will be completed indoors under climate-controlled conditions, there can be no assurance that natural elements will not have a material adverse effect on any future production.

Violations of Laws and Regulations Related to Drug Development

In Canada and the United States, certain psychedelic drugs, are classified as Schedule I drugs under the Controlled Drugs and Substances Act (Canada) and the Controlled Substances Act (United States) and as such, certain medical and recreational use is illegal under the Canada and U.S. federal laws. FT Discovery’s programs involving psilocybin are limited to Jamaica and conducted in strict compliance with the laws and regulations of Jamaica. As such, all facilities engaged with such substances by or on behalf of the Company do so in compliance with appropriate governmental agencies. While the Company is focused on programs using psychedelic inspired compounds, the Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement. However, a violation of any Canadian, United States or Jamaican laws and regulations, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either government entities in the jurisdictions in which the Company operates, or private citizens or criminal charges which could have an adverse effect on the Company’s operations.

Drug Development

Given the early stage of FT Discovery’s product development, the Company can make no assurance that its research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, the Company, alone or with others, must successfully develop, gain regulatory approval for, and market its future products. The Company currently has no products that have been approved by the FDA, Health Canada or any similar regulatory authority. To obtain regulatory approvals for its product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. The Company has not yet completed later stage clinical trials for any of its product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause the Company or its collaborators to abandon commitments to that program. Positive results of early pre-clinical research may not be indicative of the results that will be obtained in later stages of preclinical or clinical research. Similarly, positive results from early-stage clinical trials may not be indicative of favourable outcomes in later-stage clinical trials, and the Company can make no assurance that any future studies, if undertaken, will yield favourable results.

The early stage of FT Discovery’s product development makes it particularly uncertain whether any of its product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of its product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If the Company is successful in developing its current and future product candidates into approved products, the Company will still experience many potential obstacles, which would affect the Company’s ability to successfully market and commercialize such approved products, such as the need to develop or obtain manufacturing, marketing and distribution capabilities, price pressures from third-party payors, or proposed changes in health care systems. If the Company is unable to successfully market and commercialize any of its products, its financial condition and results of operations may be materially and adversely affected.

The Company can make no assurance that any future studies, if undertaken, will yield favorable results. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and the Company cannot be certain that it will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If the Company fails to produce positive results in its future clinical trials of FT-104, the development timeline and regulatory approval and commercialization prospects for FT-104, would be materially adversely affected which may have materially adversely impact on the Company’s business.

Reliance on Third-Parties – Drug Development

The Company relies and will continue to rely on third parties to conduct a significant portion of its pre-clinical and clinical development activities. Pre-clinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.

Pre-clinical and clinical development activities must be carried out in accordance with Good Laboratory Practices (“GLP”). GLP was originally established by the Organisation for Economic Co-operation and Development to promote the quality and validity of test data and to establish a basis for mutual acceptance of data among member states at the international level. GLP was adopted by both Health Canada and the Standards Council of Canada, which has monitoring authority for GLP compliance of test facilities within Canada, and by the FDA as (Good Laboratory Practice regulations, 21 CFR 58). Labs must adopt these GLP practices to ensure they are producing valuable test results, and each lab has its own set of approaches to staying compliant. If any of these third partner or service provider fails to GLP requirements, the Company’s pre-clinical and clinical development activities could be delayed, cancelled or rendered ineffective.

The Company has no manufacturing experience and will rely on contract manufacturing organizations (“CMOs”) to manufacture its product candidates for pre-clinical studies and clinical trials. The Company will rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practices (“cGMP”) regulations applicable to its products. The FDA and Health Canada ensure the quality of drug products by carefully monitoring drug manufacturers’ compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packing of a drug product.

There can be no assurances that CMOs will be able to meet the Company’s timetable and requirements. The Company has not contracted with suppliers for FT-104 drug substance production but in the event that the selected provider is unable to scale up production, or if it otherwise experiences any other significant problems and the Company is unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the development of FT-104, or other product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and its ability to develop and deliver products on a timely and competitive basis.

Commercial Grade Development

To date, FT-104 has been manufactured in small quantities for pre-clinical studies In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/pivotal/registration studies must be derived from the defined commercial process, including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of pivotal clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product has long lead times, is very expensive and requires significant efforts, including scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for pivotal clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of its product.

Clinical Testing

Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, it must conduct pre-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of pre-clinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in the Company being unable to derive any commercial revenue from this business segment after investing significant amounts of capital in its development.

The Company cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its product candidates or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its product candidates and may harm its financial condition, results of operations and prospects. The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects.

Prior to commencing clinical trials in Canada, the United States or other jurisdictions, including Jamaica, for FT-104 or any other product candidates if developed by the Company, it may be required to have an allowed investigational new drug application (“IND”) (or equivalent) for each product candidate and to file additional INDs prior to initiating any additional clinical trials for FT-104. The Company believes that the data from its studies will support the filing of additional INDs to enable the Company to undertake additional clinical studies as it has planned. However, submission of an IND (or equivalent) may not result in the FDA (or equivalent authorities) allowing further clinical trials to begin and, once begun, issues may arise that will require the Company to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs (or equivalent) and commence or continue clinical programs will significantly limit its opportunity to generate revenue.

Patients for Clinical Trials

If the FT-104 advances from pre-clinical testing to clinical testing, and then through progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all.

Regulatory Approval Process

The Company’s development and commercialization activities related to FT-104 or other product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries, including Jamaica. Regulatory approvals are required prior to each clinical trial and the Company may fail to obtain the necessary approvals to commence or continue clinical testing. The Company must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before it can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities the Company performs is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if the Company believes results from its clinical trials are favorable to support the marketing of its product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. The Company has not obtained regulatory approval for any product candidate and it is possible that none of its existing product candidates or any future product candidates will ever obtain regulatory approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and the Company’s commercialization plans, or we may decide to abandon the development program. If the Company were to obtain approval, regulatory authorities may approve any of its product candidates for fewer or more limited indications than the Company requests, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with the Company’s product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

Cyber-Attacks

The Company’s operations depend, in part, on how well it protects its information technology systems, networks, equipment and software from damages from a number of threats. Events such as cable cuts, power loss, hacking, computer viruses and theft could result in information system failures, delays and/or increase in capital expenses for the Company. While the Company implements protective measures to reduce the risk of and detect cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly; the development of the Company’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by regulatory bodies.

Reliance upon Insurers and Governments

Even if the Company is able to commercialize pharmaceutical product candidates, the products may not receive adequate reimbursement from government or private pay insurers. Additionally, fluctuations in drug prices caused by governments and insurers could affect the Company’s business.

Difficulty in Enforcing Judgments and Effecting Service of Process on Directors and Officers

Certain directors and officers of the Company reside outside of Canada. Some or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for investors to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for investors to effect service of process within Canada upon such persons.

General

Although management believes that the above risks fairly and comprehensibly illustrate all material risks facing the Company, the risks noted above do not necessarily comprise all those potentially faced by the Company as it is impossible to foresee all possible risks.

Although the Board will seek to minimise the impact of the risk factors, an investment in the Company should only be made by investors able to sustain a total loss of their investment. Investors are strongly recommended to consult a person who specialises in investments of this nature before making any decision to invest.

DIVIDENDS AND DISTRIBUTIONS

The Company does not currently intend to declare any dividends payable to the holders of the Common Shares. The Company has no restrictions on paying dividends, but if the Company generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Board will determine if and when dividends should be declared and paid in the future based upon the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Company Preferred Shares. As at the date of this AIF, 37,802,992 Common Shares are issued and outstanding and nil Company Preferred Shares are issued and outstanding.

Holders of Common Shares are entitled to one vote for each Common Share held at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the Board, and to participate ratably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Shares to contribute additional capital, and no restrictions on the issuance of additional securities by the Company. There are no restrictions on the repurchase or redemption of Shares by the Company except to the extent that any such repurchase or redemption would render the Company insolvent. The Company Preferred Shares may, if issued, be made convertible into Common Shares at such rate and upon such basis as the Board, in its discretion, may determine.

The Company Option Plan is to attract and retain employees, directors and consultants, and to ensure that interests of key persons are aligned with the success of the Company and its affiliates. The maximum number of options to purchase Common Shares reserved for issuance under the Company Option Plan is the greater of: (i) 3,100,000 Common Shares; or (ii) 15% of the issued and outstanding Common Shares (subject to adjustment in accordance with the Company Option Plan) from time to time, on a non-diluted basis. Company Options that have been exercised, cancelled, surrendered or terminated, or that expire without being exercised, shall again be available for issuance under the Company Option Plan. Notwithstanding the foregoing, the maximum number of Common Shares that may be issued under the Company Option Plan pursuant to the exercise or surrender of Company Options is 7,500,000, but in all events subject to the limitations in (i) and (ii).

MARKET FOR SECURITIES

Trading Price and Volume

The Shares are listed on the CSE under the symbol “FTRP”. Prior to listing on the CSE, the Newton Common Shares were listed under the symbol “NTN” on the NEX board of the TSXV. The following table sets forth the high and low sale prices and trading volumes of the Common Shares and the Newton Common Shares for each of the periods indicated:

Common Shares

The issued and outstanding Common Shares are listed and posted for trading on the CSE under the symbol “FTRP”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Common Shares from October 6, 2020 (the date of their initial trading on the CSE upon completion of the Transaction) up to October 22, 2020 (source: CSE).

Month	High	Low	Volume Traded
October 6 to 22, 2020	$3.50	$2.25	1,312,295

Newton Common Shares

Newton Common Shares were listed under the symbol “NTN” on the NEX board of the TSXV. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Newton Common Shares on the TSXV from Newton’s most recently completed financial year December 31, 2019 as well as periods up to June 18, 2020 (Source: TMX Data)(1).

Month	High	Low	Volume Traded
June 1, 2020 – June 18, 2020(1)	$0.195	$0.175	15,013
May 2020	$0.170	$0.170	5,000
April 2020	$0.150	$0.100	5,000
January, 2020 – March, 2020	Nil.	Nil.	Nil.
December, 2019	$0.140	$0.140	500
November, 2019	$0.165	$0.150	9,513
May, 2019 – October, 2019	Nil.	Nil.	Nil.
April, 2019	$0.275	$0.220	2,215
March, 2019	$0.270	$0.270	500

Month	High	Low	Volume Traded
February, 2019	$0.265	$0.215	26,500
January, 2019	$0.265	$0.200	2,000

Notes:

(1)	Trading in the Newton Common Shares on the NEX board of the TSXV was halted on June 18, 2020 in connection with the announcement of the Transaction and the Newton Common Shares were de-listed from the TSXV on September 30, 2020.

Prior Sales

The following tables set forth details of the issuances of Field Trip Common Shares which where exchanged for Common Shares in connection with the Transaction and securities issued by Field Trip exercisable into Common Shares, following the Transaction during the financial year ended March 31, 2019 through to September 30, 2020.

Date of Issue	Description	Number of Securities Sold	Price Per Share/Exercise Price	Description of Consideration
April 2, 2019	Common Shares	6,300,630	$0.055	Cash
October 3, 2019	Exercise of Field Trip Options	2,700,270	$0.00001	Cash
October 19, 2019	Field Trip Common Shares	2,510,000	$0.50	Cash
October, 2019 to September, 2020	Field Trip Options	3,840,806	$0.50 to $2.00	Cash
February 6, 2020 to May 20, 2020	Field Trip B Shares(1)	9,507,263	US$0.90	Cash and 20,882 Field Trip Class B Shares were issued in satisfaction of financing costs
August 11, 2020	Exercise of Field Trip Options	9,000,900	$0.00001	Cash
August 14, 2020	FT Private Placement	5,516,724	$2.00	Cash
August 14, 2020	Agents’ Shares(2)	55,167	$2.00	Fee in connection with the FT Private Placement
August 14, 2020	Agents’ Warrants(2)(3)	299,753	$2.00	Fee in connection with the FT Private Placement
September 21, 2020	September Offering	816,932	$2.00	Cash
September 25, 2020	Field Trip Common Shares	600,000	$2.00	Payment of Milestone Shares under the Jamaica SPA

Notes:

(1)	The Field Trip Class B Shares converted into Field Trip Common Shares following the closing of the FT Private Placement on a one-for-one basis.

(2)	Issued to the Agents as compensation in connection with the FT Private Placement.

(3)	Exchanged for Company Warrants on completion of the Transaction.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The following table details the number of Common Shares that were, to the Company’s knowledge, held in escrow on transfer, as at October 6, 2020 (the “Escrowed Securities”):

Designation of Class	Number of Securities held in Escrow		Percentage of Class
Common Shares	19,893,465	(1)	52.62	%(2)

Notes:

(1)	The Company is classified as an “established Company” by the CSE as defined in NP 46-201, and therefore these Escrowed Securities are be subject to an eighteen month escrow under NP 46-201 pursuant to an escrow agreement among the Company, the holders of the Escrowed Securities and Odyssey Trust Company (the “Escrow Agreement”).

(2)	Calculated based on 37,802,992 Common Shares issued and outstanding as at the date hereof, on an undiluted basis.

The Escrowed Securities will be released from escrow on the following schedule:

Release Date	Amount of Escrowed Securities Released
Listing Date	1/4 of the Escrowed Securities
6 months after the Listing Date	1/3 of remaining Escrowed Securities
12 months after the Listing Date	1/2 of remaining Escrowed Securities
18 months after the Listing Date	The remaining Escrowed Securities

In addition to the foregoing escrow arrangements: (i) the holders of the Escrowed Securities have agreed to lock-up restriction with respect to the Escrowed Securities, which provides for a staggered release from such restrictions on the 6, 12, 18 and 24 month anniversary of the issue date; and (ii) certain shareholders holding approximately 10,500,000 Common Shares have agreed to a voluntary lock-up restriction with respect to Common Shares, which provides for a staggered release from such restrictions on each 2, 4, 8 and 10 month anniversary of the issue date.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out certain information regarding the directors and executive officers of the Company as at the date of this AIF. Each of the directors is elected to hold office until the next annual meeting of the shareholders of the Company or until a successor is duly elected or appointed.

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Joseph del Moral Toronto, Ontario Director, Chief Executive Officer	CEO of Field Trip CEO of Trait Biosciences Inc. CEO of CanvasRx Holdings Inc.	April 2019	5,517,026 (14.59%)

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Ronan Levy Toronto, Ontario Director, Executive Chairman

Executive Chairman of Field Trip

Chief Strategy Officer of Trait Biosciences Inc.

SVP Business & Corporate Affairs, of Aurora Cannabis Inc.

Chief Corporate Officer & General Counsel of CanvasRx Holdings Inc.

Principal, TDF Debt Advisory Law Professional Corporation

President of Toronto Gold

		April 2019	3,517,027 (9.30%)
Hannan Fleiman Toronto, Ontario Director, President	President of Field Trip President of Trait Biosciences Inc Chief Operating Officer of CanvasRx Holdings Inc.	April 2019	3,580,915 (9.47%)
Mujeeb Jafferi(1)(2) Toronto, Ontario Director, Chief Operating Officer	Chief Operating Officer of Field Trip President of Just Energy Solar Vice President, Sales Strategy & Transformation, of Just Energy Corp. Partner at Lightwing Partners;	Officer Appointment: May 2019 Director Appointment: January 2020	3,622,582 (9.58%)
Dr. Ryan Yermus Toronto, Ontario Director, Chief Clinical Officer	Chief Clinical Officer of Field Trip Physician, Ontario Addiction Treatment Centres	Officer Appointment: April 2019 Director Appointment: January 2020	3,655,915 (9.67%)
Tyler Dyck Toronto, Ontario Treasurer and Head of Finance	Treasurer and Head of Finance of Field Trip Director of Finance at Chefs Plate Director of Finance at Hello Fresh Senior Accountant, KPMG	November 2019	Nil(3)
Donna Wong Toronto, Ontario Chief Financial Officer	Chief Financial Officer of Field Trip Managing Director of On Point Advisors Inc.; Senior Manager, Financial Reporting of Fairfax Africa VP, Finance of ViXS Systems Inc.	September 2020	Nil

Name, Municipality of Residence and Position Held(7)	Principal Occupation for Past Five Years	Appointed as of	Number and Percentage of Securities Beneficially Owned or Controlled
Paula Amy Hewitt Toronto, Ontario Vice President, General Counsel and Corporate Secretary

Vice President, General Counsel and Corporate Secretary to Field Trip

Senior Vice President, General Counsel, Chief Compliance Officer & Chief Privacy Officer at Raymond James Ltd.

Senior Vice President, Chief Compliance Officer (Canada) at Macquarie Group

Vice President, Legal & Compliance at Dundee Securities Ltd.

		July 2020	Nil(4)
Helen Boudreau(1)(2) Lexington, Massachusetts Director

Member of the board of Premier, Inc.

COO of the Bill & Melinda Gates Medical Research Institute

Chief Financial Officer, Protesostasis Therapeutics, Inc.

Board Member, Proteostasis Therapeutics, Inc.

Chief Financial Officer, FORMA Therapeutics, Inc.

		April 2020	Nil(4)
Dieter Weinand(1)(2) Pompano Beach, Florida Director

Chairman of the Board of Directors of Replimune Group Inc.

Executive Vice President of Primary Care and member of the Executive Committee at Sanofi

CEO and Chairman of the Board of Management of Bayer Pharma AG

Member of the Management Board at Bayer AG

		April 2020	Nil(4)
Dr. Nathan Bryson Toronto, Ontario Chief Science Officer	Chief Science Officer of Acerus Pharmaceuticals Corporation	April 2020	Nil(5)
Amardeep Manhas Toronto, Ontario Chief Technology Officer	Chief Technology Officer of Field Trip Vice President Solar Operations, Crius Energy Management LLC Senior Partner, Business Operations, SunEdison LLC Vice President of Operations, LightWing Inc.	October 2019	55,555(6) (0.15%)

Notes:

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Excludes 120,000 Company Options to acquire 120,000 Common Shares

(4)	Excludes 100,000 Company Options to acquire 100,000 Common Shares

(5)	Excludes 300,000 Company Options to acquire 300,000 Common Shares

(6)	Excludes 215,000 Company Options to acquire 215,000 Common Shares

The following are brief biographical descriptions of the officers and directors of the Company:

Joseph del Moral, Director & Chief Executive Officer, Age 42

Mr. del Moral is an experienced entrepreneur and a founder of Field Trip. In 2014, he was the founder and CEO of CanvasRx Inc. and Canadian Cannabis Clinics, which grew to be the largest cannabis clinic company in Canada. In 2016, CanvasRx was acquired by Aurora Cannabis Inc. (NYSE: ACB) (“Aurora”) and he joined Aurora’s board of directors. During his time at Aurora, Mr. del Moral ensured that CanvasRx continued to grow and achieve its milestones as well as assisted in corporate development, M&A and strategy. After leaving Aurora in 2018, Mr. del Moral assumed the role of CEO of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his time in the cannabis industry, Mr. del Moral co-founded Newten Home Comfort, a fast growing home services company acquired by Just Energy Inc. in 2009. Mr. del Moral is also on the board of directors of Felix Health, an innovative direct to consumer healthcare company that is changing how Canadians access prescription drugs. Mr. del Moral was conferred a Bachelor of Commerce Degree (Finance and Entrepreneurship) from McGill University in June 2001.

Ronan Levy, Director & Executive Chairman, Age 41

Mr. Levy is an entrepreneur and is a co-founder and Executive Chairman of Field Trip. He is also a partner at Grassfed Ventures, a venture capital and advisory firm focused on the cannabis and biotech industries, and a member of the board of directors of Trait Biosciences Inc., a leading biotech company in the hemp and cannabis industries. Prior to his current roles, Mr. Levy co-founded Canadian Cannabis Clinics and CanvasRx Inc., which was acquired by Aurora in 2016, after which he served as Senior Vice President, Business and Corporate Affairs, for Aurora. A lawyer by training, Mr. Levy started his career as a corporate lawyer at Blake, Cassels and Graydon LLP and as legal counsel at CTVglobemedia Inc. (now Bell Media Inc.). Mr. Levy earned a Juris Doctor in June 2004 and a Bachelor of Commerce degree in June 2001, both from the University of Toronto.

Hannan Fleiman, Director & President, Age 40

Mr. Fleiman is a serial entrepreneur and has co-founded and operated several companies, including Field Trip., CanvasRx Inc., Canadian Cannabis Clinic and Dominion Home Insulation. Prior to founding these companies, Mr. Fleiman managed the hospital department, animal health and OTC divisions at Teva Canada. Mr. Fleiman is a board member of MedicNL, a contract research organization, and was a board member of Abacus Health, where he headed the audit and compensation committees before the successful sale to Charlotte’s Web Holdings, Inc. (CSE: CWEB). Mr. Fleiman earned his MBA from McMaster University in June 2006 and his BSc from University of Guelph in June 2003.

Mujeeb Jafferi, Director & Chief Operating Officer, Age 37

Mr. Jafferi is an experienced management executive and a founder of Field Trip. Prior to joining Field Trip, Mr. Jafferi spent over a decade in the retail and renewable energy sectors in a variety of leadership roles. Between 2016 and 2019, Mr. Jafferi served as the Vice President of Sales Operations and Strategy at Just Energy Inc. (TSX: JE) and the President of Just Energy Solar. In 2015, Mr. Jafferi served as a Partner at a renewable energy technology startup, LightWing Partners, leading its business development efforts across the US market. LightWing Partners was subsequently acquired by SunEdison. Between 2009 and 2015, Mr. Jafferi held several progressive and diverse leadership roles at Just Energy, including Director of Corporate Planning and Financial Analysis, and Assistant. Regional General Manager for US Northeast Region. He holds a BA in Information Technology, conferred in 2004, from York University and a Global Professional Master of Laws, conferred in 2014, from University of Toronto.

Dr. Ryan Yermus, Director & Chief Clinical Officer, Age 39

Dr. Yermus is a physician who completed his medical training at the University of Ottawa in 2007 and his residency at the University of Toronto in 2009. As a pioneer in the Canadian medical cannabis industry, he was responsible for the development of a clinical protocol that led to the treatment of thousands of medical cannabis patients. In 2014, Dr. Yermus founded Medical Marijuana Clinics of Canada (MMCC), the first fully compliant cannabis clinic in Ontario. MMCC went on to be acquired by Canadian Cannabis Clinics, which grew to become the nation’s largest cannabis clinic network and was acquired by Aurora Cannabis Inc. in 2016. For the past decade, Dr. Yermus has also worked as a clinician at the Ontario Addiction Treatment Centres helping patients suffering from addictions.

Tyler Dyck, Treasurer and Head of Finance, Age 30

Mr. Dyck is a dynamic CPA, CA comfortable working across all functions of an organization in high-growth environments. Most recently, Mr. Dyck was finance employee #1 at HelloFresh Canada, where starting from a 100% outsourced model, he grew the finance and accounting function to a team of 8 over 30 months. While at HelloFresh he also led the due diligence, financial analysis, and business planning relating to the acquisition of Chefs Plate. Mr. Dyck started his career in KPMG’s audit practice after obtaining an Honours BBA from Wilfrid Laurier University in May 2013.

Donna Wong, Chief Financial Officer, Age 54

Ms. Wong is a financial growth expert with over 20 years of experience within private start-ups and public multi-national organizations, primarily in the technology sector. She has a proven track record in establishing the necessary corporate infrastructure to scale through change management, IT, and cross-functional collaboration among multi-location businesses. Prior to her current role, as VP, Finance of ViXS Systems, Ms. Wong guided the company from pre-revenue to $100 million in revenues and eventual listing on the TSX. Ms. Wong is a CPA, CA, CMA and earned a Master of Accounting in 1992 and Honours Bachelor of Arts degrees in 1990, both from the University of Waterloo.

Paula Amy Hewitt, Vice President, General Counsel and Corporate Secretary, Age 48

Ms. Hewitt brings 16 years of broad legal experience gained through a career in private practice and in executive roles within Canadian and Multinational financial services companies. Between 2009 and 2019, Ms. Hewitt held various executive positions with investment dealer companies, including Vice President, Legal & Compliance, Head of Legal, Chief Compliance Officer, Chief Anti-Money Laundering Officer, Chief Privacy Officer and General Counsel. Prior to 2009, Ms. Hewitt worked as an associate lawyer at Bay Street law firms, practicing securities and mining law. Ms. Hewitt sits on the board of directors of Caldwell Investment Management, a portfolio manager and investment fund manager. Paula has served on the Ontario District Council of Investment Industry Regulatory Organization of Canada andon the Canadian Advisory Board of the International Association of Privacy Professionals (“IAPP”). In addition to earning a Juris Doctor from Osgoode Hall Law School in 2001, Paula earned a BA in Psychology from McGill University in June 1994, a Graduate Certificate in Risk Management from the University of Toronto in March 2015 and the CIPP/C, CIPM and CIPT designations from the IAPP.

Helen M. Boudreau, Director, Age 54

Ms. Boudreau is a retired senior executive with 30 years experience across biotech, pharmaceuticals, consulting, and banking industries. She was most recently COO of the Bill & Melinda Gates Medical Research Institute, a non-profit biotech focused on diseases that cause mortality, poverty, and inequality in low and middle-income countries from 2018 to 2019. Previously, she served as CFO for public and private biotechs, Proteostasis Therapeutics (2017-2018) and FORMA Therapeutics (2014-2017). Helen worked at Novartis (2008-2014) and Pfizer (1999-2008), serving in strategy and senior finance roles, including global CFO Oncology business unit, CFO US Corporate, VP Investor Relations, VP Finance, Customer Business Unit and Commercial Operations, and VP Finance Global R&D. Helen started her career in banking at Bank of America (1987-1991), was an engagement manager at McKinsey & Company (1993-1996), a strategic consulting firm, and a Director of Strategic Planning at YUM! Brands/PepsiCo (1996-1999). Helen is currently a member of the board of Premier, Inc. (NASDAQ: PINC), a healthcare improvement company, and is also on the boards of three private biotech companies. Helen earned a BA in Economics, summa cum laude, from the University of Maryland in 1987, and an MBA from the Darden Graduate School of Business at the University of Virginia in 1993.

Dieter Weinand, Director, Age 59

Mr. Weinand is an experienced executive with over 30 years of experience in the pharmaceuticals and biotech industries. Mr. Weinand presently serves as the chairman of the board of directors of Replimune Group Inc. (NASDAQ: REPL). Previously, Mr. Weinand served as the Executive Vice President of Primary Care and was a member of the Executive Committee at Sanofi from November 2018 to February 2020. Before moving to Sanofi, Mr. Weinand was CEO and Chairman of the Board of Management of Bayer Pharma AG and member of the Management Board at Bayer AG. Prior to his work at Sanofi and Bayer, Mr. Weinand has held various positions in commercial, operational, and strategic areas of the pharmaceutical industry. These included responsibilities spanning various therapeutic areas and geographies for companies such as Pfizer, Bristol Myers Squibb, and Otsuka. Mr. Weinand earned an MS in Pharmacology and Toxicology from Long Island University, New York, and a BA in Biology from Concordia College, New York. Mr. Weinand is a former board member of the Pharmaceutical Research and Manufacturers of America (PhRMA), the European Federation of Pharmaceutical Industries & Associations (EFPIA), and the International Federation of Pharmaceutical Manufacturers (IFPMA), and served as a member of the Board of Directors of HealthPrize Technologies.

Dr. Nathan Bryson, Ph.D, Chief Science Officer, Age 57

Dr. Bryson has 30 years of experience in pharmaceutical drug development. After receiving his Ph.D. in radiopharmaceutical chemistry (MIT, 1988) and successive post-doctoral studies in catalysis and polymers at the University Louis Pasteur (Strasbourg, France) and MIT, Dr. Bryson joined Flamel Technologies (now Avadel Pharma) as a founding scientist in 1990, eventually developing and leading teams in R&D, process development and commercialization. After expanding roles, as Vice President R&D at Bionisis (FR) and Matregen (Canada), Dr. Bryson transitioned to CSO roles at Cynapsus in 2005 (formerly, Cannasat) and to Acerus Pharmaceuticals Corporation in 2014. At Cynapsus, he led Chemistry-Manufacturing-Controls and early-stage development of Kinmobil (now approved in Canada and US), while at Acerus, he headed research, clinical development, medical and regulatory affairs, as well as production. Prior to his doctorate, Nathan received a B.Sc. (chemistry), conferred in 1984, from Auburn University.

Amardeep Manhas, Chief Technology Officer, Age 37

Mr. Manhas is a seasoned business technology and operations executive with over 15 years of diverse experience in both public and startup companies. In 2014, Mr. Manhas joined cleantech startup LightWing Inc as VP Operations, where he oversaw the buildout of the operational organization and a proprietary technology platform for consumers and affiliate partners. LightWing was fully acquired by SunEdison LLC in 2015, and Mr. Manhas stayed on with SunEdison to oversee business operations and technology for its residential partner division. In 2016, Mr. Manhas joined Crius Energy as VP Operations, where he built a back-office technology and support organization to scale multi-channel growth for the solar business. Prior to 2014, Mr. Manhas worked at Just Energy Group Inc in a variety of operational and technology leadership roles. Mr. Manhas holds a Bachelor of Applied Science in Engineering Physics, conferred in 2004, from Queen’s University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

To the best of management’s knowledge, no director or executive officer of the Company is, or within the ten years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the best of management’s knowledge, no director or executive officer of the Company has: (i) within ten years before the date of this AIF, been a director or officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the director or executive officer.

Penalties and Sanctions

To the best of management’s knowledge, no director or executive officer of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a director or executive officer.

Conflicts of Interest

The Company may from time to time become involved in transactions which conflict with the interests of the directors and the officers of the Company or the interest of these persons could conflict with those of the Company. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.

PROMOTERS

No person or company has been within the two years immediately preceding the date of this AIF, a promoter of the Company.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the Company’s knowledge, there are no legal proceedings or regulatory actions material to the Company to which it is a party, or has been a party to, or of which any of its property is or was the subject matter,, and no such proceedings or actions are known by the Company to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed below and elsewhere in this AIF no director, executive officer or unitholder or shareholder that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the voting securities of the Company, or any of their respective Associates or affiliates, has any material interest, direct or indirect, in any transaction within the three years before the date of this AIF which has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, at its Calgary, Alberta office acts as the Company’s transfer agent and registrar and MNP LLP, at its Waterloo, Ontario office acts as the Company’s auditor.

MATERIAL CONTRACTS

Material contracts of the Company, other than contracts entered into in the ordinary course of business, that were entered into within the two years before the date of this AIF are:

(a)	Amalgamation Agreement;

(b)	Agency Agreement;

(c)	Escrow Agreement; and

(d)	Research Agreement.

The Company’s material contracts described above are filed under the Company’s profile on SEDAR at www.sedar.com.

AUDIIT COMMITTEE INFORMATION

The Company is a “venture issuer” as defined in NI 52-110 and is relying upon the exemption in section 6.1 of NI 52-110 in respect of the composition of its Audit Committee and in respect of its reporting obligations under NI 52-110.

INTERESTS OF EXPERTS

No person or corporation whose profession or business gives authority to a statement made by the person or corporation and who is named as having prepared or certified a part of this AIF or as having prepared or certified a report or valuation described or included in this AIF holds any beneficial interest, direct or indirect, in any securities or property of the Company or of an Associate or affiliate of the Company and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Company or of an Associate or affiliate of the Company and no such person is a promoter of the Company or an Associate or affiliate of the Company. MNP LLP is independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Listing Statement, as filed on SEDAR October 5, 2020.

Additional financial information of the Company is provided in the Company’s financial statements and MD&A for the most recently completed financial year.